W&GR 08003018 & Rosati

900 South Capital of Texas Highway
Las Cimas IV, Fifth Floor
Austin, TX 78746-5546
PHONE 512.338.5400
FAX 512.338.5499
www.wsgr.com

RECEIVED
2008 JUN -4 A 1:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 2, 2008

Office of International Corporate Finance
Division of Corporation Finance, Room 3628
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Re: CSR plc – Rule 12g3-2(b) Information

Ladies and Gentlemen:

On behalf of CSR plc, a public limited company incorporated under the laws of England and Wales (the "Company"), we are submitting the attached documents in connection with the Company's exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), from the registration requirements of Section 12(g) of the Exchange Act. The Company's Commission file number as indicated on each of the attached documents is 82-34982. Attached as Annex A hereto is a list of the documents which are being provided herewith.

All of the information and documents being provided herewith are provided on behalf of the Company under Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits and protections of the U.S. legal system.

Would you please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning it to the undersigned in the envelope provided.

If you have any questions regarding the foregoing, please contact the undersigned at 512-338-5439.

PROCESSED
JUN 09 2008
THOMSON REUTERS

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

J. Robert Suffoletta

JRS/jar
Enclosures
cc Brett Gladden, CSR plc

C:\NrPortbl\PALIB2\JRI\4259381_1.DOC

ANNEX A

1. Chronological list of Announcements and Filings

The following is a list of all announcements and filings of a regulatory nature, i.e., as prescribed by the rules of the markets on which the securities are admitted to trading.

This includes all announcements and filings made under the rules of the ISE and the UKLA. This also includes all Companies Registration Office ("CRO") filings during the period, which are listed separately from the market filings.

ISE/UKLA Filings From October 1, 2007 through April 30, 2008

Date	Filing
22 April 2008	CSR plc - Holding(s) in Company
17 April 2008	CSR plc - Holding(s) in Company
03 April 2008	CSR plc - Annual Information Update
03 April 2008	CSR plc - Annual Information Update
01 April 2008	CSR plc - Annual Report and Accounts
01 April 2008	CSR plc - Total Voting Rights
28 March 2008	CSR plc - Holding(s) in Company
28 March 2008	CSR plc - Holding(s) in Company
26 March 2008	CSR plc - Holding(s) in Company
25 March 2008	CSR plc - Holding(s) in Company
20 March 2008	CSR plc - Holding(s) in Company
17 March 2008	CSR plc - Holding(s) in Company
17 March 2008	CSR plc - Holding(s) in Company
14 March 2008	CSR plc - Holding(s) in Company
13 March 2008	CSR plc - Holding(s) in Company
12 March 2008	CSR plc - Director/PDMR Shareholding
11 March 2008	CSR plc - Holding(s) in Company
05 March 2008	CSR plc - Grant of Options and Shares
05 March 2008	CSR plc - Director/PDMR Shareholding
29 February 2008	CSR plc - Holding(s) in Company
28 February 2008	Finance Director Succession
21 February 2008	CSR plc - Holding(s) in Company
08 February 2008	CSR plc - Holding(s) in Company
04 February 2008	CSR plc - Total Voting Rights
28 January 2008	CSR plc - Holding(s) in Company
25 January 2008	CSR plc - Holding(s) in Company
17 January 2008	CSR plc - Holding(s) in Company
08 January 2008	CSR plc - Total Voting Rights

20 December 2007	CSR plc - Director/PDMR Shareholding
19 December 2007	Director/PDMR Shareholding
13 December 2007	CSR plc - Appointment Announcement
10 December 2007	CSR plc - Holding(s) in Company
05 December 2007	CSR plc - Holding(s) in Company
04 December 2007	CSR plc - Director/PDMR Shareholding
03 December 2007	CSR plc - Total Voting Rights
30 November 2007	CSR plc - Holding(s) in Company
21 November 2007	CSR PLC - Holding(s) in Company
20 November 2007	CSR PLC - Holding(s) in Company
15 November 2007	CSR plc - Grant of Options and Shares
14 November 2007	CSR PLC - Holding(s) in Company
13 November 2007	CSR PLC - Holding(s) in Company
13 November 2007	CSR PLC - Holding(s) in Company
07 November 2007	CSR plc - 3rd Quarter Results
01 November 2007	CSR plc - Total Voting Rights
01 November 2007	CSR PLC - Holding(s) in Company
29 October 2007	CSR PLC - Holding(s) in Company
25 October 2007	CSR PLC - Shareholder Notification
22 October 2007	CSR PLC - Shareholder Notification
18 October 2007	CSR PLC - Holding(s) in Company
02 October 2007	CSR PLC - Holding(s) in Company
01 October 2007	CSR PLC - Total Voting Rights
01 October 2007	CSR PLC - Director/PDMR Shareholding

CSR PLC

Documents filed with the Registrar of Companies: 1 October 2007 to 31 December 2007

Document	**Date**
Form 88(2)R Return of Allotment of Shares	20 December 2007
Form 88(2)R Return of Allotment of Shares	13 December 2007
Form 88(2)R Return of Allotment of Shares	12 December 2007
Form 88(2)R Return of Allotment of Shares	12 December 2007
Form 88(2)R Return of Allotment of Shares	12 December 2007
Form 88(2)R Return of Allotment of Shares	10 December 2007
Form 88(2)R Return of Allotment of Shares	30 November 2007
Form 88(2)R Return of Allotment of Shares	23 November 2007
Form 88(2)R Return of Allotment of Shares	23 November 2007
Form 88(2)R Return of Allotment of Shares	19 November 2007
Form 88(2)R Return of Allotment of Shares	16 November 2007
Form 88(2)R Return of Allotment of Shares	15 November 2007
Form 88(2)R Return of Allotment of Shares	9 November 2007
Form 88(2)R Return of Allotment of Shares	9 November 2007
Form 88(2)R Return of Allotment of Shares	7 November 2007
Form 88(2)R Return of Allotment of Shares	6 November 2007
Form 88(2)R Return of Allotment of Shares	6 November 2007
Form 88(2)R Return of Allotment of Shares	6 November 2007
Form 88(2)R Return of Allotment of Shares	6 November 2007
Form 288a New Director Appointed	6 November 2007
Form 288b Director Resigned	6 November 2007
Form 88(2)R Return of Allotment of Shares	27 October 2007

Form 88(2)R Return of Allotment of Shares	27 October 2007
Form 88(2)R Return of Allotment of Shares	19 October 2007
Form 88(2)R Return of Allotment of Shares	19 October 2007
Form 88(2)R Return of Allotment of Shares	19 October 2007
Form 88(2)R Return of Allotment of Shares	15 October 2007
Form 88(2)R Return of Allotment of Shares	15 October 2007
Form 88(2)R Return of Allotment of Shares	15 October 2007
Form 88(2)R Return of Allotment of Shares	15 October 2007
Form 88(2)R Return of Allotment of Shares	9 October 2007
Form 88(2)R Return of Allotment of Shares	3 October 2007

CSR PLC

Documents filed with the Registrar of Companies: January 1 2008 to April 30 2008

Document	Date
Form 88(2) Return of Allotment of Shares	22 April 2008
Form 88(2) Return of Allotment of Shares	22 April 2008
Form 363s Bulk Return	18 April 2008
Form 88(2) Return of Allotment of Shares	11 April 2008
Form 88(2) Return of Allotment of Shares	11 April 2008
Form 88(2) Return of Allotment of Shares	31 March 2008
Form 88(2) Return of Allotment of Shares	31 March 2008
Form 88(2) Return of Allotment of Shares	31 March 2008
Form 88(2) Return of Allotment of Shares	14 March 2008
Form 88(2) Return of Allotment of Shares	14 March 2008
Form 288b Director Resigned	10 March 2008
Form 88(2) Return of Allotment of Shares	7 March 2008
Form 88(2)R Return of Allotment of Shares	19 February 2008
Form 88(2)R Return of Allotment of Shares	19 February 2008
Form 88(2)R Return of Allotment of Shares	1 February 2008
Form 88(2)R Return of Allotment of Shares	22 January 2008
Form 88(2)R Return of Allotment of Shares	22 January 2008
Form 88(2)R Return of Allotment of Shares	15 January 2008
Form 88(2)R Return of Allotment of Shares	15 January 2008
Form 88(2)R Return of Allotment of Shares	10 January 2008
Form 88(2)R Return of Allotment of Shares	10 January 2008
Form 88(2)R Return of Allotment of Shares	10 January 2008

Form 88(2)R Return of Allotment of Shares	10 January 2008
Form 88(2)R Return of Allotment of Shares	10 January 2008
Form 88(2)R Return of Allotment of Shares	10 January 2008
Form 288c Director's Particulars Changed	8 January 2008
Form 288a New Director Appointed	3 January 2008

82-34982

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News Release

CSR plc - Total Voting Rights

RNS Number:2937L

CSR plc

08 January 2008

CSR plc Voting Rights and Capital

8 January 2008

In conformity with the Transparency Directive's transitional provision 6 we

would like to notify the market of the following:

The total number of ordinary shares of 0.1p of CSR plc in issue at the date of

this notice is 132,077,327 with each share carrying one right to vote.

Therefore the total number of voting rights in CSR plc at the date of this

notice is 132,077,327.

There are no shares held in treasury.

The above figure (132,077,327) may be used by shareholders as the denominator

for the calculations by which they will determine if they are required to notify

their interest in, or a change to their interest in, CSR plc under the FSA's

Disclosure and Transparency Rules.

This information is provided by RNS

The company news service from the London Stock Exchange

END

TVRBBGDBIGGGGII

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News Release

CSR plc - Holding(s) in Company
RNS Number:9745L

CSR plc

17 January 2008

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from a registered

shareholder pursuant to the FSA's Disclosure and Transparency Rules. The

registered shareholder has advised that the shares held by them in the Company

in which they have voting rights are as follows:

Capital Group International, Inc. including its subsidiaries

Capital Guardian Trust Company, Capital International Ltd,

Capital International S.A. and Capital International, Inc

5,579,757 ordinary shares (4.22 %)

being a holding under the discretionary investment management of one of more of

the investment management companies named above.

Ends

This information is provided by RNS

The company news service from the London Stock Exchange

END

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News Release

CSR plc - Holding(s) in Company

RNS Number:5953M

CSR plc

25 January 2008

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from a registered

shareholder pursuant to the FSA's Disclosure and Transparency Rules. The

registered shareholder has advised that the shares held by them in the Company

in which they have voting rights are as follows:

Barclays Global Investors through its legal entities

Barclays Global Fund Advisors

Barclays Global Investors Ltd

Barclays Global Investors, N.A.

4,034,368 ordinary shares (3.05%)

Ends

This information is provided by RNS

The company news service from the London Stock Exchange

END

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News Release

CSR plc - Holding(s) in Company

CSR plc
28 January 2008

CSR plc
Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

Legal & General Group Plc,
Legal & General Investment Management Limited
Legal & General Assurance (Pensions Management) Limited
and subsidiaries
6,701,055 ordinary shares (5.07%)

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

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News Release

CSR plc - Total Voting Rights

RNS Number:1871N

CSR plc

04 February 2008

CSR plc Voting Rights and Capital

4 February 2008

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

The total number of ordinary shares of 0.1p of CSR plc in issue at the date of this notice is 132,254,139 with each share carrying one right to vote.

Therefore the total number of voting rights in CSR plc at the date of this notice is 132,254,139.

There are no shares held in treasury.

The above figure (132,254,139) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, CSR plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS

The company news service from the London Stock Exchange

END

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News Release

CSR plc - Holding(s) in Company

RNS Number:6579N

CSR plc

08 February 2008

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

Barclays Global Investors through its legal entities

Barclays Global Fund Advisors

Barclays Global Investors Ltd

Barclays Global Investors, N.A.

6,681,994 ordinary shares (5.05%)

Ends

This information is provided by RNS

The company news service from the London Stock Exchange

END

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News Release

CSR plc - Holding(s) in Company

CSR plc
21 February 2008

CSR plc
Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

Capital Group International, Inc. including its subsidiaries
Capital Guardian Trust Company, Capital International Ltd,
Capital International S.A. and Capital International, Inc

5,089,057 ordinary shares (3.85%)

being a holding under the discretionary investment management of one of more of the investment management companies named above.

Ends

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csr

News Release

Finance Director Succession

RNS Number:9187O
CSR plc
28 February 2008

28th February 2008

CSR PLC

FINANCE DIRECTOR SUCCESSION

The Board of CSR ("the Company") today announces that, Paul Goodridge, Finance Director, has decided to step down from the Board for personal reasons with effect from 29 February 2008 and will be leaving the Company on 31 May, 2008. The Board also announces that Mr. Will Gardiner, currently Director of Finance, Technology and Enterprise at BSkyB plc, will be joining the Board as Chief Financial Officer on 1 July 2008.

Will Gardiner (43) gained a BA at Harvard College and joined Citibank in their Corporate Finance Division, He then gained an MA at John Hopkins University. Between 1991 and 2001, he worked in JP Morgan in its M&A Group, before becoming Head of its Latin American Telecoms Group and, in 1998, Vice President European Telecoms Group. He left in 2001 to become CFO of Easynet Group plc, a pan-European broadband telecoms company. Since its acquisition by BSkyB in 2006 he has been Director of Finance, Technology and Enterprise at BSkyB, leading a 100 person team supporting the technology platforms across BSkyB and its Enterprise Division. Married, with 3 children, Will lives in London.

Ron Mackintosh, Chairman of CSR, said:

"Paul has made an outstanding contribution to CSR since he joined the Company in 2000 being a part of the management team that led CSR through its IPO and a period of impressive and sustained growth through to the present. We will miss him; but we totally understand his reasons for leaving and we all wish him very well. At the same time, the Board is delighted to welcome Will. His combination of skills and experience make him an ideal successor and we have no doubt of the contribution he will make to CSR. We look forward to him joining".

Mr Gardiner was in the last five years a director of Easynet Group plc a post which he no longer holds. There are no additional disclosures required under 9.6.13 of the Listing Rules of the Financial Services Authority in connection with the appointment of Will Gardiner as an Executive Director.

Enquiries:

Investors
Andrew Farmer
IR Director, CSR
+44 1223 692 000

Media
Tom Buchanan/ Chris Blundell
Brunswick
+44 207 404 5959

END

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News Release

CSR plc - Holding(s) in Company

RNS Number:0404P

CSR plc

29 February 2008

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

SR Global Fund LP

4,264,325 ordinary shares (3.22%)

Ends

This information is provided by RNS

The company news service from the London Stock Exchange

END

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News Release

CSR plc - Director/PDMR Shareholding

RNS Number:4471P

CSR plc

05 March 2008

5th March 2008

CSR plc

(the Company)

Announcement of the grant of share options

in the Company to a Person Discharging Managerial Responsibility

pursuant to the Company's Share Option Plan

Following a meeting of a committee of the Remuneration Committee of the Company

held on Wednesday 5 March 2008, approving the grant of share options to be

effective 5 March 2008, a grant has been made to the PDMR named below of share

options, pursuant to rules of the CSR plc Share Option Plan. The vesting of

options is subject to a three year retention period and the fulfilment of

performance conditions.

PDMR Share Options Option Price

Elaine Rowe 85,443 #3.16

Enquiries:

Investors Media

Andrew Farmer Tom Buchanan/ Chris Blundell

IR Director, CSR Brunswick

+44 1223 692 000 +44 207 404 5959

This information is provided by RNS

The company news service from the London Stock Exchange

END

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News Release

CSR plc - Grant of Options and Shares

RNS Number:4469P

CSR plc

05 March 2008

5th March 2008

CSR plc

(the Company)

Announcement of the grant of options

in the Company pursuant to thê Company's Share Award and Share Option Plans

Following a meeting of a committee of the Remuneration Committee of the Company

held on Wednesday 5 March 2008, approving the grant of options to be effective 5

March 2008, the following grants have been made, pursuant respectively to rules

of the CSR Share Award Plan and the CSR plc Share Option Plan. In each case the

vesting of the options is subject to a three year retention period and the

fulfilment of performance conditions.

Director Share Options Option Share Awards Awards Market Value

Price at Par Value per (#)

share

Jozef van

Beurden 94,936 #3.16 71,694 #224,997.28

James 87,025 #3.16 65,720 #206,249.08

Collier

Chris Ladas 47,798 #3.16 36,096 #113,280.08

Enquiries:

Investors Media

Andrew Farmer Tom Buchanan/ Chris Blundell

IR Director, CSR Brunswick

+44 1223 692 000 +44 207 404 5959

This information is provided by RNS

The company news service from the London Stock Exchange

END

RDSILFSSVDIEIIT

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News Release

CSR plc - Holding(s) in Company

RNS Number:8555P

CSR plc

11 March 2008

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

Aberforth Partners LLP

6,687,110 ordinary shares (5.05%)

Ends

This information is provided by RNS

The company news service from the London Stock Exchange

END

HOLGUUGAWUPRGCG

82-34982

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News Release

CSR plc - Director/PDMR Shareholding

RNS Number:9632P

CSR plc

12 March 2008

CSR plc

(the Company)

Dealing by Persons Discharging Managerial Responsibility

Announcement of the purchase of

ordinary shares in the Company

The Company announces that on 7 March 2008, Mr Anthony Murray, Senior Vice President, Wireless Audio acquired 2,558 ordinary shares in the Company in the open market at #3.10 per share. The holding of Mr Murray in the Company's ordinary shares after the acquisition of the shares is as stated below.

PDMR	Ordinary Shares acquired	Total Shareholding	Holding as a percentage of the issued share capital of the Company
Anthony Murray	2,558	9,021	0.01%

This information is provided by RNS

The company news service from the London Stock Exchange

END

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csr

News Release

CSR plc - Holding(s) in Company

CSR plc
13 March 2008

CSR plc
Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

Barclays Global Investors through its legal entities
Barclays Global Fund Advisors
Barclays Global Investors Ltd
Barclays Global Investors, N.A.

9,406,043 ordinary shares (7.11%)

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

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News Release

CSR plc - Holding(s) in Company

CSR plc
14 March 2008

CSR plc
Shareholder Notification

CSR plc ('the Company') has received a notification from Barclays PLC, pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that following the disposal of shares in the Company their holding has fallen below 3% of the Company's issued share capital.

This disclosure is separate from an existing holding in the Company of Barclays Global Investors which reports in its own right under the Disclosure and Transparency Regulations.

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

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News Release

CSR plc - Holding(s) in Company

CSR plc
17 March 2008

CSR plc
Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

Barclays Global Investors through its legal entities
Barclays Global Fund Advisors
Barclays Global Investors Ltd
Barclays Global Investors, N.A.

9,089,230 ordinary shares (6.87%)

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

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News Release

CSR plc - Holding(s) in Company

RNS Number:1938Q
CSR plc
17 March 2008

CSR plc
Shareholder Notification

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

Barclays PLC
and its subsidiaries
Barclays Global Investors Canada Ltd
Barclays Global Investors Japan Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Stockbrokers Ltd
Gerrard Investment Management Ltd
Walbrook Trustees (Jersey) Limited

6,904,391 ordinary shares (5.22%)

This disclosure is separate from an existing holding in the Company of Barclays Global Investors which reports in its own right under the Disclosure and Transparency Regulations

Ends

END

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News Release

CSR plc - Holding(s) in Company

RNS Number:5656Q

CSR plc

20 March 2008

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

Barclays Global Investors through its legal entities

Barclays Global Fund Advisors

Barclays Global Investors Ltd

Barclays Global Investors, N.A.

9,596,394 ordinary shares (7.25%)

Ends

This information is provided by RNS

The company news service from the London Stock Exchange

END

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News Release

CSR plc - Holding(s) in Company

RNS Number:6985Q

CSR plc

25 March 2008

CSR plc

Purchase of Shares in CSR plc

by

Independent Employee Benefit Trust

The independent trustee of the CSR Employee Benefit Trust ('the Trust') notified CSR plc on 25 March 2008 that it had, over the period 18-20 March 2008, purchased 2,700,000 ordinary shares in CSR plc at an average price of #3.025 per share.

Following this transaction, the trustees of the Trust hold a total of 4,166,767 ordinary shares in CSR plc.

The executive directors of CSR plc are amongst the potential beneficiaries of the Trust and are therefore regarded for Companies Act purposes as being interested in the CSR plc ordinary shares held by the Trust.

Ends

END

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News Release

CSR plc - Holding(s) in Company
RNS Number:7837Q

CSR plc

26 March 2008

CSR plc

Purchase of Shares in CSR plc

by

Independent Employee Benefit Trust

The independent trustee of the CSR Employee Benefit Trust ('the Trust')

notified CSR plc on 25 March 2008 that it had, on 25 March 2008, purchased

522,813 ordinary shares in CSR plc at an average price of #3.37 per share.

Following this transaction, the trustees of the Trust hold a total of 4,689,580

ordinary shares in CSR plc.

The executive directors of CSR plc are amongst the potential beneficiaries of

the Trust and are therefore regarded for Companies Act purposes as being

interested in the CSR plc ordinary shares held by the Trust.

Ends

This information is provided by RNS

The company news service from the London Stock Exchange

END

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News Release

CSR plc - Holding(s) in Company

CSR plc
28 March 2008

CSR plc
Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that shares held by them in the Company in which they have voting rights are as follows following a third party assuming voting rights in certain shares:

Schroders plc including its subsidiaries
Schroder Investment Management Limited
Schroder Investment Management North America Limited

11,278,769 ordinary shares (8.52%)

The total shareholding attributable to Schroders and its subsidiaries is 13,566,408, the difference arising from disclosure obligations in connection with the exercise voting rights.

Ends

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News Release

CSR plc - Annual Report and Accounts

CSR plc
01 April 2008

CSR plc
Release of Annual Report
for the 52 week period ended 28 December 2007

CSR plc has mailed to shareholders its annual report and financial statements for the 52 week period ended 28 December 2007, together with the Notice of Annual General Meeting to be held on Thursday 15 May 2008 at 20 Moorgate, London, EC2R 6DA.

A copy of the annual report, the Notice of Annual General Meeting and the Form of Proxy has been submitted to the UK Listing Authority for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. No. (0)20 7066 1000

Ends

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News Release

CSR plc - Holding(s) in Company

CSR plc
28 March 2008

CSR plc
Shareholder Notification

CSR plc ('the Company') has received a notification from Sloane Robinson LLP on behalf of SR Global Fund LP, pursuant to the FSA's Disclosure and Transparency Rules. The notifying party has advised that following the disposal of shares in the Company the holding of SR Global Fund LP has fallen below 3% of the Company's issued share capital.

Ends

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The company news service from the London Stock Exchange

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News Release

CSR plc - Total Voting Rights

RNS Number:2740R

CSR plc

01 April 2008

CSR plc Voting Rights and Capital

1 April 2008

In conformity with the Transparency Directive's transitional provision 6 we would

like to notify the market of the following:

The total number of ordinary shares of 0.1p of CSR plc in issue at the date of

this notice is 132,443,574 with each share carrying one right to vote.

Therefore the total number of voting rights in CSR plc at the date of this

notice is 132,443,574.

There are no shares held in treasury.

The above figure (132,443,574) may be used by shareholders as the denominator

for the calculations by which they will determine if they are required to notify

their interest in, or a change to their interest in, CSR plc under the FSA's

Disclosure and Transparency Rules.

This information is provided by RNS

The company news service from the London Stock Exchange

END

TVRGCGDSGSGGGIB

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News Release

CSR plc - Annual Information Update

CSR plc
03 April 2008

CSR PLC

ANNUAL INFORMATION UPDATE ('AIU') FOR THE 12 MONTHS UP TO 2 April 2008

for CSR plc

in compliance with
Part 11 of the Prospectus (Directive 2003/71/EC) Regulations 2005
(SI No. 324 of 2005)

This AIU is required by and is being made pursuant to Part 11 of the Prospectus (Directive 2003/71/EC) Regulations 2005 and paragraph 5.2 of the Prospectus Rules and not for any other purpose and neither CSR plc, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information contained in this AIU (except as expressly set out). The information referred to below was up to date at the time it was published, but such disclosures may now be or may at any time become out of date due to changing circumstances and CSR plc does not undertake any obligation to update any such information in the future. Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the standards of disclosure in any other jurisdiction. Neither this AIU, nor the information referred to below constitutes, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person. We are publishing this AIU via an RIS today and making it available in the Investor Relations section of our website (www.csr.com).

1. Regulatory announcements

The following UK regulatory announcements have been made by CSR plc via a Regulatory Information Service during the previous 12 months. Copies of these announcements can be viewed at the London Stock Exchange's website at www.londonstockexchange.com and at the Company's website at www.csr.com.

Date of Publication	Regulatory Headline
01/04/2008	Holding(s) in Company
01/04/2008	Annual Reports and Accounts
01/04/2008	Total Voting Rights
28/03/2008	Holding(s) in Company
28/03/2008	Holding(s) in Company
26/03/2008	Holding(s) in Company
25/03/2008	Holding(s) in Company
20/03/2008	Holding(s) in Company
17/03/2008	Holding(s) in Company
17/03/2008	Holding(s) in Company
14/03/2008	Holding(s) in Company
13/03/2008	Holding(s) in Company
13/03/2008	Holding(s) in Company
12/03/2008	Director/PDMR Shareholding
11/03/2008	Holding(s) in Company
11/03/2008	Holding(s) in Company
05/03/2008	Grant of Options and Shares
05/03/2008	Director/PDMR Shareholding
29/02/2008	Holding(s) in Company
28/02/2008	CSR - Live Preliminary Results
28/02/2008	Finance Director Succession

28/02/2008	Preliminary Results
21/02/2008	Holding(s) in Company
08/02/2008	Holding(s) in Company
04/02/2008	Total Voting Rights
28/01/2008	Holding(s) in Company
25/01/2008	Holding(s) in Company
17/01/2008	Holding(s) in Company
08/01/2008	Total Voting Rights
20/12/2007	Director/PDMR Shareholding
19/12/2007	Director/PDMR Shareholding
13/12/2007	Appointment Announcement
10/12/2007	Holding(s) in Company
05/12/2007	Holding(s) in Company
04/12/2007	Director/PDMR Shareholding
03/12/2007	Total Voting Rights
30/11/2007	Holding(s) in Company
21/11/2007	Holding(s) in Company
20/11/2007	Holding(s) in Company
15/11/2007	Grant of Options and Shares
14/11/2007	Holding(s) in Company
13/11/2007	Holding(s) in Company
13/11/2007	Holding(s) in Company
07/11/2007	3rd Quarter Results
01/11/2007	Total Voting Rights
01/11/2007	Holding(s) in Company
29/10/2007	Holding(s) in Company
25/10/2007	Shareholder Notification
22/10/2007	Shareholder Notification
18/10/2007	Holding(s) in Company
02/10/2007	Holding(s) in Company
01/10/2007	Total Voting Rights
01/10/2007	Director/PDMR Shareholding
28/09/2007	Holding(s) in Company
27/09/2007	Director/PDMR Shareholding
26/09/2007	Director/PDMR Shareholding
25/09/2007	Chief Executive Succession
20/09/2007	Director/PDMR Shareholding
19/09/2007	Holding(s) in Company
17/09/2007	Holding(s) in Company
07/09/2007	Holding(s) in Company
03/09/2007	Total Voting Rights
30/08/2007	Holding(s) in Company
01/08/2007	Total Voting Rights
25/07/2007	Interim Results
09/07/2007	Holding(s) in Company
29/06/2007	Total Voting Rights
26/06/2007	Director/PDMR Shareholding
20/06/2007	Holding(s) in Company
12/06/2007	Holding(s) in Company
11/06/2007	Holding(s) in Company
08/06/2007	Director/PDMR Shareholding
08/06/2007	PDMR Option Grants
08/06/2007	Holding(s) in Company
07/06/2007	Purchase of Share by Trust
04/06/2007	Holding(s) in Company
01/06/2007	Total Voting Rights
25/05/2007	Director/PDMR Shareholding
11/05/2007	Director/PDMR Shareholding
10/05/2007	Holding(s) in Company
10/05/2007	Holding(s) in Company
04/05/2007	CSR Employee Benefit Trust
03/05/2007	Holding(s) in Company
02/05/2007	1st Quarter Results
27/04/2007	Holding(s) in Company
26/04/2007	Holding(s) in Company
24/04/2007	Holding(s) in Company
19/04/2007	Patent Dispute Settled
05/04/2007	Shareholder Notification
02/04/2007	Board Change
30/03/2007	Shareholder Notification
22/03/2007	Annual Reports and Accounts

2. Documents filed with the Registrar of Companies

The following documents have been filed by CSR plc with the Registrar of Companies at Companies House during the previous 12 months. Copies of these documents may be obtained from Companies House:

Companies House
Crown Way
Cardiff
CF14 3UZ
email: enquiries@companies-house.gov.uk

or, if you are a registered user, through Companies House Direct at www.direct.companieshouse.gov.uk).

Date of Filing	Document Type	Brief Description
31/03/2008	88(2)	Return of allotment of shares
31/03/2008	88(2)	Return of allotment of shares
31/03/2008	88(2)	Return of allotment of shares
14/03/2008	88(2)	Return of allotment of shares
14/03/2008	88(2)	Return of allotment of shares
10/03/2008	288b	Director resigned
07/03/2008	88(2)	Return of allotment of shares
19/02/2008	88(2)R	Return of allotment of shares
19/02/2008	88(2)R	Return of allotment of shares
01/02/2008	88(2)R	Return of allotment of shares
22/01/2008	88(2)R	Return of allotment of shares
22/01/2008	88(2)R	Return of allotment of shares
15/01/2008	88(2)R	Return of allotment of shares
15/01/2008	88(2)R	Return of allotment of shares
10/01/2008	88(2)R	Return of allotment of shares
10/01/2008	88(2)R	Return of allotment of shares
10/01/2008	88(2)R	Return of allotment of shares
10/01/2008	88(2)R	Return of allotment of shares
10/01/2008	88(2)R	Return of allotment of shares
10/01/2008	88(2)R	Return of allotment of shares
08/01/2008	288c	Director's particulars changed
03/01/2008	288a	New director appointed
20/12/2007	88(2)R	Return of allotment of shares
13/12/2007	88(2)R	Return of allotment of shares
12/12/2007	88(2)R	Return of allotment of shares
12/12/2007	88(2)R	Return of allotment of shares
12/12/2007	88(2)R	Return of allotment of shares
10/12/2007	88(2)R	Return of allotment of shares
30/11/2007	88(2)R	Return of allotment of shares
23/11/2007	88(2)R	Return of allotment of shares
23/11/2007	88(2)R	Return of allotment of shares
19/11/2007	88(2)R	Return of allotment of shares
16/11/2007	88(2)R	Return of allotment of shares
15/11/2007	88(2)R	Return of allotment of shares
09/11/2007	88(2)R	Return of allotment of shares
09/11/2007	88(2)R	Return of allotment of shares
07/11/2007	88(2)R	Return of allotment of shares
06/11/2007	88(2)R	Return of allotment of shares
06/11/2007	88(2)R	Return of allotment of shares
06/11/2007	88(2)R	Return of allotment of shares
06/11/2007	88(2)R	Return of allotment of shares
06/11/2007	288a	New director appointed
06/11/2007	288b	Director resigned
27/10/2007	88(2)R	Return of allotment of shares
19/10/2007	88(2)R	Return of allotment of shares
19/10/2007	88(2)R	Return of allotment of shares
19/10/2007	88(2)R	Return of allotment of shares
15/10/2007	88(2)R	Return of allotment of shares
15/10/2007	88(2)R	Return of allotment of shares
15/10/2007	88(2)R	Return of allotment of shares
15/10/2007	88(2)R	Return of allotment of shares
09/10/2007	88(2)R	Return of allotment of shares
03/10/2007	88(2)R	Return of allotment of shares

30/09/2007	88(2)R	Return of allotment of shares
20/09/2007	88(2)R	Return of allotment of shares
20/09/2007	88(2)R	Return of allotment of shares
20/09/2007	88(2)R	Return of allotment of shares
17/09/2007	88(2)R	Return of allotment of shares
13/09/2007	88(2)R	Return of allotment of shares
11/09/2007	88(2)R	Return of allotment of shares
11/09/2007	88(2)R	Return of allotment of shares
11/09/2007	88(2)R	Return of allotment of shares
11/09/2007	88(2)R	Return of allotment of shares
10/09/2007	88(2)R	Return of allotment of shares
10/09/2007	88(2)R	Return of allotment of shares
05/09/2007	88(2)R	Return of allotment of shares
30/08/2007	88(2)R	Return of allotment of shares
30/08/2007	88(2)R	Return of allotment of shares
21/08/2007	88(2)R	Return of allotment of shares
21/08/2007	88(2)R	Return of allotment of shares
14/08/2007	88(2)R	Return of allotment of shares
14/08/2007	88(2)R	Return of allotment of shares
14/08/2007	88(2)R	Return of allotment of shares
09/08/2007	88(2)R	Return of allotment of shares
09/08/2007	88(2)R	Return of allotment of shares
09/08/2007	88(2)R	Return of allotment of shares
03/08/2007	88(2)R	Return of allotment of shares
03/08/2007	88(2)R	Return of allotment of shares
01/08/2007	88(2)R	Return of allotment of shares
30/07/2007	88(2)R	Return of allotment of shares
30/07/2007	88(2)R	Return of allotment of shares
28/07/2007	88(2)R	Return of allotment of shares
26/07/2007	88(2)R	Return of allotment of shares
25/07/2007	88(2)R	Return of allotment of shares
24/07/2007	88(2)R	Return of allotment of shares
24/07/2007	88(2)R	Return of allotment of shares
24/07/2007	88(2)R	Return of allotment of shares
20/07/2007	88(2)R	Return of allotment of shares
18/07/2007	88(2)R	Return of allotment of shares
18/07/2007	88(2)R	Return of allotment of shares
17/07/2007	88(2)R	Return of allotment of shares
17/07/2007	88(2)R	Return of allotment of shares
14/07/2007	88(2)R	Return of allotment of shares
14/07/2007	88(2)R	Return of allotment of shares
14/07/2007	88(2)R	Return of allotment of shares
06/07/2007	88(2)R	Return of allotment of shares
06/07/2007	88(2)R	Return of allotment of shares
05/07/2007	88(2)R	Return of allotment of shares
05/07/2007	88(2)R	Return of allotment of shares
05/07/2007	88(2)R	Return of allotment of shares
04/07/2007	88(2)R	Return of allotment of shares
04/07/2007	88(2)R	Return of allotment of shares
27/06/2007	88(2)R	Return of allotment of shares
27/06/2007	88(2)R	Return of allotment of shares
25/06/2007	88(2)R	Return of allotment of shares
21/06/2007	88(2)R	Return of allotment of shares
21/06/2007	88(2)R	Return of allotment of shares
20/06/2007	AA	Group of Companies' accounts made up to 31/12/06
19/06/2007	88(2)R	Return of allotment of shares
19/06/2007	88(2)R	Return of allotment of shares
15/06/2007	88(2)R	Return of allotment of shares
14/06/2007	88(2)R	Return of allotment of shares
14/06/2007	88(2)R	Return of allotment of shares
13/06/2007	88(2)R	Return of allotment of shares
11/06/2007	88(2)R	Return of allotment of shares
11/06/2007	88(2)R	Return of allotment of shares
11/06/2007	88(2)R	Return of allotment of shares
05/06/2007	88(2)R	Return of allotment of shares
01/06/2007	88(2)R	Return of allotment of shares
01/06/2007	88(2)R	Return of allotment of shares
01/06/2007	88(2)R	Return of allotment of shares
31/05/2007	88(2)R	Return of allotment of shares
29/05/2007	88(2)R	Return of allotment of shares
25/05/2007	88(2)R	Return of allotment of shares

25/05/2007	88(2)R	Return of allotment of shares
25/05/2007	88(2)R	Return of allotment of shares
23/05/2007	88(2)R	Return of allotment of shares
22/05/2007	88(2)R	Return of allotment of shares
21/05/2007	288b	Director resigned
21/05/2007	288b	Director resigned
21/05/2007	88(2)R	Return of allotment of shares
18/05/2007	88(2)R	Return of allotment of shares
18/05/2007	363s	Return made up to 26/03/07
17/05/2007	88(2)R	Return of allotment of shares
17/05/2007	88(2)R	Return of allotment of shares
16/05/2007	88(2)R	Return of allotment of shares
11/05/2007	88(2)R	Return of allotment of shares
09/05/2007	88(2)R	Return of allotment of shares
02/05/2007	88(2)R	Return of allotment of shares
30/04/2007	88(2)R	Return of allotment of shares
30/04/2007	88(2)R	Return of allotment of shares
30/04/2007	88(2)R	Return of allotment of shares
27/04/2007	88(2)R	Return of allotment of shares
27/04/2007	88(2)R	Return of allotment of shares
27/04/2007	88(2)R	Return of allotment of shares
23/04/2007	88(2)R	Return of allotment of shares
21/04/2007	88(2)R	Return of allotment of shares
21/04/2007	88(2)R	Return of allotment of shares
21/04/2007	88(2)R	Return of allotment of shares
21/04/2007	88(2)R	Return of allotment of shares
17/04/2007	88(2)R	Return of allotment of shares
13/04/2007	88(2)R	Return of allotment of shares
13/04/2007	88(2)R	Return of allotment of shares
10/04/2007	88(2)R	Return of allotment of shares
03/04/2007	88(2)R	Return of allotment of shares
29/03/2007	88(2)R	Return of allotment of shares
29/03/2007	88(2)R	Return of allotment of shares
28/03/2007	88(2)R	Return of allotment of shares
28/03/2007	88(2)R	Return of allotment of shares
24/03/2007	88(2)R	Return of allotment of shares
22/03/2007	88(2)R	Return of allotment of shares

3. Documents sent to shareholders or filed with the UK Listing Authority's Document Viewing Facility

The following documents have been sent by CSR plc to its shareholders or filed by CSR plc with the Financial Services Authority during the previous 12 months. Copies of these documents may be obtained from the Company Secretary at CSR plc's Registered Office at:

Unit 400
Cambridge Science Park
Milton Road
Cambridge
Cambridgeshire CB4 0WH

Date of posting	Brief Description
3 August 2007	Report and Financial Statements for the half year ended 29 June 2007
31 March 2008	The Annual Report and Financial Statements for the 52 week period ended 28 December 2007, together with the Notice for the Annual General Meeting on 15 May 2008 and the accompanying Form of Proxy.

4. SEC Filings

CSR plc also filed hard copy information with the SEC in connection with an application for and maintenance of an exemption pursuant to rule 12g3-2b of the Securities Exchange Act 1934. The dates of these filings can be obtained by visiting the SEC's website at www.sec.gov. Paper copies can be requested from the SEC.

This information is provided by RNS
The company news service from the London Stock Exchange

82-34982

Print Page | Close Window

News Release

CSR plc - Annual Information Update

RNS Number:4803R

CSR plc

03 April 2008

CSR PLC

ANNUAL INFORMATION UPDATE ('AIU') FOR THE 12 MONTHS UP TO 2 April 2008

for CSR plc

in compliance with

Part 11 of the Prospectus (Directive 2003/71/EC) Regulations 2005

(SI No. 324 of 2005)

This AIU is required by and is being made pursuant to Part 11 of the Prospectus (Directive 2003/71/EC) Regulations 2005 and paragraph 5.2 of the Prospectus Rules and not for any other purpose and neither CSR plc, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information contained in this AIU (except as expressly set out). The information referred to below was up to date at the time it was published, but such disclosures may now be or may at any time become out of date due to changing circumstances and CSR plc does not undertake any obligation to update any such information in the future. Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the standards of disclosure in any other jurisdiction. Neither this AIU, nor the information referred to below constitutes, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.

We are publishing this AIU via an RIS today and making it available in the Investor

Relations section of our website (www.csr.com).

1. Regulatory announcements

The following UK regulatory announcements have been made by CSR plc via a Regulatory Information Service during the previous 12 months. Copies of these announcements can be viewed at the London Stock Exchange's website at www.londonstockexchange.com and at the Company's website at www.csr.com.

Date of Publication Regulatory Headline

01/04/2008 Holding(s) in Company

01/04/2008 Annual Reports and Accounts

01/04/2008 Total Voting Rights

28/03/2008 Holding(s) in Company

28/03/2008 Holding(s) in Company

26/03/2008 Holding(s) in Company

25/03/2008 Holding(s) in Company

20/03/2008 Holding(s) in Company

17/03/2008 Holding(s) in Company

17/03/2008 Holding(s) in Company

14/03/2008 Holding(s) in Company

13/03/2008 Holding(s) in Company

13/03/2008 Holding(s) in Company

12/03/2008 Director/PDMR Shareholding

11/03/2008 Holding(s) in Company

11/03/2008 Holding(s) in Company

05/03/2008 Grant of Options and Shares

05/03/2008 Director/PDMR Shareholding

29/02/2008 Holding(s) in Company

28/02/2008 CSR - Live Preliminary Results

28/02/2008 Finance Director Succession

28/02/2008 Preliminary Results

21/02/2008 Holding(s) in Company

08/02/2008 Holding(s) in Company

04/02/2008 Total Voting Rights

28/01/2008 Holding(s) in Company

25/01/2008 Holding(s) in Company

17/01/2008 Holding(s) in Company

08/01/2008 Total Voting Rights

20/12/2007 Director/PDMR Shareholding

19/12/2007 Director/PDMR Shareholding

13/12/2007 Appointment Announcement

10/12/2007 Holding(s) in Company

05/12/2007 Holding(s) in Company

04/12/2007 Director/PDMR Shareholding

03/12/2007 Total Voting Rights

30/11/2007 Holding(s) in Company

21/11/2007 Holding(s) in Company

20/11/2007 Holding(s) in Company

15/11/2007 Grant of Options and Shares

14/11/2007 Holding(s) in Company

13/11/2007 Holding(s) in Company

13/11/2007 Holding(s) in Company

07/11/2007 3rd Quarter Results

01/11/2007 Total Voting Rights

01/11/2007 Holding(s) in Company

29/10/2007 Holding(s) in Company

25/10/2007 Shareholder Notification

22/10/2007 Shareholder Notification

18/10/2007 Holding(s) in Company

02/10/2007 Holding(s) in Company

01/10/2007 Total Voting Rights

01/10/2007 Director/PDMR Shareholding

28/09/2007 Holding(s) in Company

27/09/2007 Director/PDMR Shareholding

26/09/2007 Director/PDMR Shareholding

25/09/2007 Chief Executive Succession

20/09/2007 Director/PDMR Shareholding

19/09/2007 Holding(s) in Company

17/09/2007 Holding(s) in Company

07/09/2007 Holding(s) in Company

03/09/2007 Total Voting Rights

30/08/2007 Holding(s) in Company

01/08/2007 Total Voting Rights

25/07/2007 Interim Results

09/07/2007 Holding(s) in Company

29/06/2007 Total Voting Rights

26/06/2007 Director/PDMR Shareholding

20/06/2007 Holding(s) in Company

12/06/2007 Holding(s) in Company

11/06/2007 Holding(s) in Company

08/06/2007 Director/PDMR Shareholding

08/06/2007 PDMR Option Grants

08/06/2007 Holding(s) in Company

07/06/2007 Purchase of Share by Trust

04/06/2007 Holding(s) in Company

01/06/2007 Total Voting Rights

25/05/2007 Director/PDMR Shareholding

11/05/2007 Director/PDMR Shareholding

10/05/2007 Holding(s) in Company

10/05/2007 Holding(s) in Company

04/05/2007 CSR Employee Benefit Trust

03/05/2007 Holding(s) in Company

02/05/2007 1st Quarter Results

27/04/2007 Holding(s) in Company

26/04/2007 Holding(s) in Company

24/04/2007 Holding(s) in Company

19/04/2007 Patent Dispute Settled

05/04/2007 Shareholder Notification

02/04/2007 Board Change

30/03/2007 Shareholder Notification

22/03/2007 Annual Reports and Accounts

2. Documents filed with the Registrar of Companies

The following documents have been filed by CSR plc with the Registrar of Companies at Companies House during the previous 12 months. Copies of these documents may be obtained from Companies House:

Companies House

Crown Way

Cardiff

CF14 3UZ

email: enquiries@companies-house.gov.uk

or, if you are a registered user, through Companies House Direct at www.direct.companieshouse.gov.uk).

Date of Filing Document Type Brief Description

31/03/2008 88(2) Return of allotment of shares

31/03/2008 88(2) Return of allotment of shares

31/03/2008 88(2) Return of allotment of shares

14/03/2008 88(2) Return of allotment of shares

14/03/2008 88(2) Return of allotment of shares

10/03/2008 288b Director resigned

07/03/2008 88(2) Return of allotment of shares

19/02/2008 88(2)R Return of allotment of shares

19/02/2008 88(2)R Return of allotment of shares

01/02/2008 88(2)R Return of allotment of shares

22/01/2008 88(2)R Return of allotment of shares

22/01/2008 88(2)R Return of allotment of shares

15/01/2008 88(2)R Return of allotment of shares

15/01/2008 88(2)R Return of allotment of shares

10/01/2008 88(2)R Return of allotment of shares

10/01/2008 88(2)R Return of allotment of shares

10/01/2008 88(2)R Return of allotment of shares

10/01/2008 88(2)R Return of allotment of shares

10/01/2008 88(2)R Return of allotment of shares

10/01/2008 88(2)R Return of allotment of shares

08/01/2008 288c Director's particulars changed

03/01/2008 288a New director appointed

20/12/2007 88(2)R Return of allotment of shares

13/12/2007 88(2)R Return of allotment of shares

12/12/2007 88(2)R Return of allotment of shares

12/12/2007 88(2)R Return of allotment of shares

12/12/2007 88(2)R Return of allotment of shares

10/12/2007 88(2)R Return of allotment of shares

30/11/2007 88(2)R Return of allotment of shares

23/11/2007 88(2)R Return of allotment of shares

23/11/2007 88(2)R Return of allotment of shares

19/11/2007 88(2)R Return of allotment of shares

16/11/2007 88(2)R Return of allotment of shares

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06/11/2007 288a New director appointed

06/11/2007 288b Director resigned

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20/06/2007 AA Group of Companies' accounts made up to 31/12/06

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21/05/2007 288b Director resigned

21/05/2007 288b Director resigned

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18/05/2007 363s Return made up to 26/03/07

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28/03/2007 88(2)R Return of allotment of shares

24/03/2007 88(2)R Return of allotment of shares

22/03/2007 88(2)R Return of allotment of shares

3. Documents sent to shareholders or filed with the UK Listing

Authority's Document Viewing Facility

The following documents have been sent by CSR plc to its shareholders or filed

by CSR plc with the Financial Services Authority during the previous 12 months.

Copies of these documents may be obtained from the Company Secretary at CSR

plc's Registered Office at:

Unit 400

Cambridge Science Park

Milton Road

Cambridge

Cambridgeshire CB4 0WH

Date of posting Brief Description

3 August 2007 Report and Financial Statements for the half year ended 29 June 2007

31 March 2008 The Annual Report and Financial Statements for the 52 week period ended

28 December 2007, together with the Notice for the Annual General

Meeting on 15 May 2008 and the accompanying Form of Proxy.

4. SEC Filings

CSR plc also filed hard copy information with the SEC in connection with an

application for and maintenance of an exemption pursuant to rule 12g3-2b of the

Securities Exchange Act 1934. The dates of these filings can be obtained by

visiting the SEC's website at www.sec.gov. Paper copies can be requested from

the SEC.

This information is provided by RNS

The company news service from the London Stock Exchange

END

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CSR plc - Holding(s) in Company

RNS Number:5610S

CSR plc

17 April 2008

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from a registered

shareholder pursuant to the FSA's Disclosure and Transparency Rules. The

registered shareholder has advised that the shares held by them in the Company

in which they have voting rights are as follows:

BlackRock, Inc.

18,467,045 ordinary shares (13.94%)

Ends

This information is provided by RNS

The company news service from the London Stock Exchange

END

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CSR plc - Holding(s) in Company

RNS Number:7959S

CSR plc

22 April 2008

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from Capital Group International Inc on behalf of its subsidiaries, pursuant to the FSA's Disclosure and Transparency Rules. The notifying party has advised that following the disposal of shares in the Company its aggregate holding in the Company has fallen below 3% of the Company's issued share capital.

Ends

This information is provided by RNS

The company news service from the London Stock Exchange

END

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82-34982

News Release

CSR PLC - Director/PDMR Shareholding

CSR plc
01 October 2007

CSR plc
(the Company)

Dealing by Person Discharging Managerial Responsibility

Announcement of the exercise of options and sale of ordinary shares in the Company

The Company announces that on Friday, 28 September 2007, Mr. Eric Janson, Senior Vice President, Worldwide Sales exercised certain options over an aggregate of 81,400 ordinary shares and subsequently sold 23,605 ordinary shares in the Company at a price of £6.37 per share. The holding of Mr. Janson and related parties in the Company's ordinary shares after the exercise of the options and sale of the ordinary shares is as shown below.

PDMR	Ordinary Shares acquired on exercise	Shareholding following exercise	Shares sold	Shareholding following sale of ordinary shares	Holding as a percentage of the issued share capital of the Company
Eric Janson	81,400	165,815	23,605	142,210	0.11%

This information is provided by RNS
The company news service from the London Stock Exchange

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CSR PLC - Total Voting Rights

CSR plc
01 October 2007

CSR plc Voting Rights and Capital
1 October 2007

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

The total number of ordinary shares of 0.1p of CSR plc in issue at the date of this notice is 131,851,292 with each share carrying one right to vote.

Therefore the total number of voting rights in CSR plc at the date of this notice is 131,851,292.

There are no shares held in treasury.

The above figure (131,851,292) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify theirinterest in, or a change to their interest in, CSR plc under the FSA's Disclosure and Transparency Rules.

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

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CSR PLC - Holding(s) in Company

CSR plc
02 October 2007

CSR plc
Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

BlackRock, Inc.

17,469,336 ordinary shares (13.25%)

Ends

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CSR PLC - Holding(s) in Company

CSR plc
18 October 2007

CSR plc
Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

BlackRock, Inc.

18,501,268 ordinary shares (14.03%)

Ends

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News Release

CSR PLC - Shareholder Notification

RNS Number:1603G
CSR plc
22 October 2007

CSR plc

Shareholder Notification

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

The Goldman Sachs Group, Inc,
on behalf of itself and its subsidiaries,
Goldman, Sachs & Co,
Goldman Sachs Asset Management International and
Goldman Sachs Securities (Nominees), Limited

9,362,538 ordinary shares (7.10%)

This information is provided by RNS
The company news service from the London Stock Exchange

END

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CSR PLC - Shareholder Notification

CSR plc
25 October 2007

CSR plc
Shareholder Notification

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

The Goldman Sachs Group, Inc,
on behalf of itself and its subsidiaries,
Goldman, Sachs & Co.,
Goldman Sachs Asset Management International and
Goldman Sachs Securities (Nominees), Limited

10,564,932 ordinary shares (8.01%)

This information is provided by RNS
The company news service from the London Stock Exchange

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CSR PLC - Holding(s) in Company

CSR plc
29 October 2007

CSR plc
Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules.

The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

The Goldman Sachs Group, Inc, on behalf of itself and its subsidiaries, Goldman, Sachs & Co, Goldman Sachs Asset Management International and Goldman Sachs Securities (Nominees), Limited

10,517,097 ordinary shares (7.97%)

This information is provided by RNS
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CSR PLC - Holding(s) in Company

RNS Number:7992G
CSR plc
01 November 2007

CSR plc
Shareholder Notification

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

Legal & General Group Plc,
Legal & General Assurance (Pensions Management) Limited
and subsidiaries
5,279,963 ordinary shares (4.00%)

Ends

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CSR plc - Total Voting Rights

RNS Number:8002G

CSR plc

01 November 2007

CSR plc Voting Rights and Capital

1 November 2007

In conformity with the Transparency Directive's transitional provision 6 we

would like to notify the market of the following:

The total number of ordinary shares of 0.1p of CSR plc in issue at the date of

this notice is 131,974,954 with each share carrying one right to vote.

Therefore the total number of voting rights in CSR plc at the date of this

notice is 131,974,954.

There are no shares held in treasury.

The above figure (131,974,954) may be used by shareholders as the denominator

for the calculations by which they will determine if they are required to notify

their interest in, or a change to their interest in, CSR plc under the FSA's

Disclosure and Transparency Rules.

This information is provided by RNS

The company news service from the London Stock Exchange

END

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CSR plc - 3rd Quarter Results

CSR plc
07 November 2007

CSR PLC
UNAUDITED RESULTS FOR THE QUARTER ENDED 28 SEPTEMBER 2007

RECORD REVENUES, STRONG EARNINGS
SOLID OUTLOOK

CSR plc (LSE: CSR), the wireless solutions provider and the leader in Bluetooth technology, today announces its unaudited financial results for the quarter ended 28 September 2007.

Third quarter 2007 highlights

- Revenues at $240.1m, up 12% on Q3 2006
  - Gross margin at 48.2% (Q3 2006: 46.0%)
  - Underlying diluted earnings per share* of $0.31 (Q3 2006: $0.28)
- Strong market share
  - Handset and headset market share remain robust
  - Volume shipments of BlueCore5 products commenced; top tier design ins and wins with BlueCore5 FM
  - BlueCore6 shipping in 2008 and on track to tape out next generation Bluetooth before the year end
  - 97 handset design wins** in Q3 2007 (Q3 2006: 29)
  - 63 headset design wins** in Q3 2007 (Q3 2006: 44)
- Significant increase in non-cellular applications continues
  - Well over 20% of total revenues from non-cellular applications and from non-Bluetooth
  - MP3 business ramping
  - Notable design-ins at Sony and Philips, CSR driving wireless connectivity into HiFi systems
- Evolution of the product portfolio continues
  - Increased design activity in UniFi and launch of Mio DigiWalker GPS PDA phone; positive third party feedback and industry's best coexistence
  - UniFi in mass production
  - Executing product roadmap; GPS, Ultra-Low Power Bluetooth, Ultra-Wide Band Bluetooth on-track

* Excluding $1.7 million amortisation of acquired intangible assets (Q3 2006: $0.5 million)

** Source CSR

Outlook

For Q4 2007, we expect strong handset shipments and continued growth in markets beyond the handset. Revenues for Q4 2007 are expected to be slightly below Q3 2007 as a result of the usual quieter seasonal period towards the end of the quarter and in the range of $220 million to $240 million, an increase of 27% to 39% over the equivalent period in 2006.

Commenting on the results, Joep van Beurden, CEO said:

"The combination of in line third quarter revenues and strong gross margins led us to deliver EPS ahead of expectations.

I am delighted to have joined CSR. The company is well positioned in a growing market, with a tremendous opportunity to build its scale and diversity over the coming years".

Q3 2007 Financial Highlights

	Q3 2007	Q2 2007	Change Q3 07 to Q2 07	Q3 2006	Change Q3 07 to Q3 06
Revenue	$240.1m	$215.9m	$24.2m	$214.1m	$26.0m
Gross Margin	48.2%	45.5%	2.7%	46.0%	2.2%
Underlying R&D expenditure*	$36.5m	$33.4m	$3.1m	$29.4m	$7.1m
SG&A expenditure	$21.8m	$20.1m	$1.7m	$17.5m	$4.3m
Underlying operating profit*	$57.3m	$44.8m	$12.5m	$51.5m	$5.8m
Underlying operating margin*	23.9%	20.8%	3.1%	24.1%	(0.2%)
Underlying diluted earnings per share*	$0.31	$0.25	$0.06	$0.28	$0.03
Operating profit	$55.6m	$43.1m	$12.5m	$51.0m	$4.6m
Diluted earnings per share	$0.30	$0.24	$0.06	$0.28	$0.02

* Excluding $1.7 million amortisation of acquired intangible assets (Q2 2007, $1.7 million, Q3 2006: $0.5 million)

Enquiries:

Investors Media

Paul Goodridge
Finance Director, CSR
+44 1223 692 000

Andrew Parmer
IR Director, CSR
+44 1223 692 000

Tom Buchanan/ Chris Blundell
Brunswick
+44 207 404 5959

A conference call for analysts and investors will be held at 08.30 UK time today. To access this call dial +44 (0) 1452 561 263. The call will be available later today for replay on +44 (0) 1452 550 000; Passcode 22903520.

Operating Review

Cellular applications

Handsets

CSR continues to expect that the attach rate for Bluetooth in handsets will increase towards the upper end of the 40% to 50% range in 2007 and that the company will maintain a strong position in this growing segment.

CSR design wins in the handset segment are encouraging. In Q3 2007 we have won

97 handset design wins, a third of which were with top tier handset customers.

Design-in work is on-going with multiple customers in the top and second tier, across a range of CSR products. BlueCore4 ROM, which is the biggest shipping Bluetooth chip in history, remains a very popular part and BlueCore5 FM, BlueCore6 and the next generation of Bluetooth are all being designed with or evaluated by top tier customers.

CSR has achieved particularly strong design wins in Korea, China and Japan for both GSM and CDMA handsets.

CSR is well positioned in its existing top tier customers and is forming closer strategic relationships in accounts to which we have never previously supplied.

Headsets

Significant long-term growth is forecast in the global wireless headset market, driven by the simultaneous increase of the handset market, Bluetooth attach rate and headset pull-through.

Due to our superior product offering, CSR enjoys a clear leadership position across all segments of the headset market. CSR expects to maintain its market share at around 80% in 2007 and retain a similar leadership position thereafter. CSR achieved 63 design wins in Q3 2007 alone for both mono and stereo headsets, a 43% increase over 2006.

It is CSR's expectation that the pull-through rate of headsets to Bluetooth handsets will increase from around the 20% level seen today. Underpinning our confidence of increased pull-through is our view that firstly there will be more headset bundling "in the box with the phone" and secondly, that legislation will continue to be introduced making it illegal to drive while holding a mobile phone.

Stereo headsets, where CSR has a significant design lead, also present a significant opportunity going forward with CSR expected to ship several million chips into stereo devices in 2007.

CSR's eXtension Partner Programme has expanded its portfolio of software enhancements for the BlueCore5-Multimedia platform with the recent addition of speech recognition software. Such software allows manufacturers of Bluetooth headsets and hands-free kits to implement a vast array of voice-activated operations, many not being practical or user friendly with button pushes, including call control and dialling, battery levels and connection checks, pairing, audio settings adjustment and playback and control of music.

Non-cellular applications

CSR is the wireless connectivity provider of choice in the non-cellular segment, achieving the majority of all product qualifications.

In the music segment where wireless connectivity is now widely demanded by consumers and end users, recent partnerships by CSR in the PMP/ MP3 player market which include Freescale, Telechips, Actions Semiconductor and Austria Micro Systems, have already led to a significant increase in design activity.

Notable new products incorporating CSR's Bluetooth include two MP4 players with Best Buy via ODM Joytoto, Panasonic AV's D-Snap MP3 player which incorporates CSR's BlueCore5 Multimedia and Sony's new MP3 concept, the "Rolly" which uses CSR's BlueCore3 Multimedia and which is now available in Japan.

CSR is also driving wireless connectivity into HiFi systems with design-ins at Sony and Philips. These systems allow the HiFi to be used as a speaker system for streaming music files over Bluetooth from an MP3 player or mobile phone and also to be used as a source to stream music files to Bluetooth stereo headphones.

CSR continues to target new customers in the gaming segment. In the PC sector, CSR continues to add new capabilities to its Vista Features Pack which works with Microsoft's Vista Bluetooth software. Latest features include the ability for the PC to automatically discover a phone's capabilities prior to sending an image and if necessary reformat the image to display it properly and the ability to integrate Skype with CSR's audio drivers so that a user can, for example, answer an incoming Skype call by pressing a button on their Bluetooth headset.

WiFi

UniFi, our solution for the embedded WiFi market is in mass production. Our differentiated offering which offers exceptional co-existence with CSR Bluetooth has received extremely positive third party feedback.

Recent notable design wins include the selection of CSR's UniFi-1 Portable alongside CSR's BlueCore4-ROM by Mio Technology, a leading maker of GPS technologies, for the new feature-rich Mio DigiWalker A702 quad band GPS PDA phone. By using CSR technology, Mio has access to the industry's best co-existence with CSR's intelligent RF design ensuring trouble-free WiFi, Bluetooth and GSM/ GPRS co-existence. CSR technology has also enabled the Mio GPS PDA phone to offer a standby time of over 200 hours.

On the basis of increasing design activity in Taiwan and China, CSR expects revenues from its WiFi product range to be more significant in 2008.

People

Headcount has increased by 48 (Q2 2007: 35) to 1,052 at the end of Q3 2007, primarily as a result of continued investment in research and applications engineering.

Drivers of growth

At our Q2/ H1 2007 results presentation we set out CSR's medium term expectations for revenue growth and our operating profit target. These were for CSR to reach $2 billion revenue by 2012 and maintain an operating profit margin of over 20%.

Key drivers of growth for CSR over the medium term include:

Significant increase in demand for wireless products

CSR's total addressable market (TAM) for products requiring connectivity ICs (integrated chips) is estimated to be over 5 billion units per annum by 2010 and ranges from mobile phones to digital televisions. CSR has strong Bluetooth market share in the higher volume mobile phone and headset segments. Legislation for use of hands free devices such as headsets is continuing with, for example, it being illegal from July 2008 to drive in California while holding a mobile phone. Concurrently, Bluetooth is increasingly being incorporated into new build cars. New applications for Bluetooth are continuously being developed such as Bluetooth's incorporation in HiFi systems, internet radio and toys. Future generations of Bluetooth such as Bluetooth 3.0 will drive Bluetooth's adoption into other areas.

Adding value

CSR's strategy is to add more value to our customer offering in many ways. For example:

- Integration of other radios on the same silicon. CSR's BlueCore5 FM comprises single chip Bluetooth with an integrated high performance FM stereo tuner. Our roadmap for future integration includes amongst other things the integration of Bluetooth with FM transmit and receive, Ultra-Low Power Bluetooth (ULP Bluetooth) and GPS.
- Integration of more hardware on the same silicon. CSR has been very successful in incorporating a number of the peripherals of a headset such as flash memory, battery charger, Digital Signal Processor on the same silicon chip to achieve ASPs generally two or three times that of handset chips whilst delivering to customers a significant reduction in their overall electronic bill of materials (eBOM). CSR is investigating methods of incorporating further peripheral components on the Bluetooth chip with more than one top tier handset manufacturer. Adoption of CSR's solution will deliver significant cost and performance benefits to the customer.
- Provision of software. In providing full system solutions to the customer, CSR has provided software alongside silicon hardware; examples include MP3 decoders, noise and echo cancellation technologies and, as announced earlier this year, for 2008 revenue, GPS (Global Positioning

System) and eGPS positioning technology for location based services. With CSR's innovative approach to GPS, CSR expects to charge higher ASPs to customers utilising our software-based product.

Evolution of the product portfolio

CSR is developing and researching other wireless standards that will complement our existing product offering. An example of the evolution of our product portfolio is UniFi, our solution for the embedded WiFi market, which has moved from the development phase to mass production.

Technology roadmap

CSR's research and development (R&D) expenditure in 2007 will be around $140 million, of which two thirds will be spent on existing product categories and one third for future revenues.

GPS

The development of CSR's software-based GPS is on schedule. Product release is planned over two phases. Firstly CSR's standalone GPS is becoming available to customers whilst in 2008 we will be supplying a Bluetooth and GPS combined chip. This is expected not only to have industry leading performance and be significantly cheaper than competing solutions, but also to have lower power consumption and smaller physical size.

Significant interest for our GPS solution has been received from top tier customers. Our location-based technology (eGPS) has been selected by Yingda, a China based company focussed on the deployment of location and tracking services, for a national location and tracking network. The Yingda solution has been rigorously trialled over the last 24 months and is now certified and approved to be deployed on China's mobile operators' networks.

Personal navigation and personal media player products incorporating CSR's GPS solution are now being trialled internally and CSR expects to demonstrate its GPS product, integrated into a handset from a major OEM (Original Equipment Manufacturer) at 3GSM, Barcelona in February 2008.

BlueCore5

BlueCore5, our fifth generation Bluetooth, is now in volume production. Two top tier phone customers have selected BlueCore5 FM for their current GSM phone range whilst significant design-in activity is on-going at other top tier phone customers. BlueCore5 Multimedia, our solution primarily for the headset market, which offers a Bluetooth radio with a Digital Signal Processor (DSP) to support a wide range of both CSR and third party sound enhancement algorithms is in volume production and has design-ins at multiple top tier headset OEMs.

BlueCore6

BlueCore6, our sixth generation Bluetooth, was announced in September 2007. BlueCore6 supports v2.1 + EDR of the Bluetooth specification and incorporates Class 1 Bluetooth range without the requirement of an external amplifier. BlueCore6 is also the first implementation of CSR's proprietary AuriStream technology. AuriStream delivers a number of benefits to the end user including improvements in the way Bluetooth handles voice traffic and thus provides toll quality voice calls and approximately 40% lower power consumption than standard Bluetooth transmission methods. The lower power consumption possible in voice calls using AuriStream benefits mobile handsets but more significantly also lowers the power required for voice calls in the connected Bluetooth headset. The effective increase in headset talk time is very beneficial to end users.

Volume production of BlueCore6 will commence in Q1 2008.

Next generation Bluetooth

CSR's next generation Bluetooth will integrate Bluetooth, FM transmit and receive and ULP Bluetooth. In addition software-based GPS will be provided on variants of the same family of silicon chips.

The market opportunity for ULP Bluetooth is expected to be considerable, making Bluetooth ideally suited to a new range of products in domestic, industrial and personal medical products and wearable applications.

First volume shipments are anticipated towards the end of 2008, growing into 2Q09.

Ultra-Wide Band (Bluetooth 3.0)

CSR remains on track to supply single chip, low power Ultra-Wide Band (UWB) designed specifically for cellular phones and other battery powered portable devices in H2 2008 with volume ramping in 2009. The market opportunity for UWB is expected to be significant in file-sharing applications since the technology is up to 100 times faster than Bluetooth over short ranges while preserving the low power aspects of Bluetooth and fitting seamlessly into the existing Bluetooth ecosystem.

Financial Review

Third Quarter ended 28 September 2007

Revenue

Revenue for Q3 2007 amounted to a record for CSR of $240.1 million, representing an 11% increase from the second quarter (Q2 2007: $215.9 million), and a 12% increase over Q3 2006 revenue of $214.1 million.

The acceleration in revenue in Q3 2007 compared to Q2 2007 was primarily due to the continued strong demand for Bluetooth products shipping into the high volume handset market. Shipments of CSR's ICs into the headset market reflected a lower pull-through rate caused by a lower level of promotional activity.

Revenue from CSR's top five customers in the quarter represented 50% of total revenue (Q2 2007: 51%, Q3 2006: 65%) with the largest customer representing 22% of total revenue (Q2 2007: 27%, Q3 2006: 30%).

For 2007, CSR continues to expect that ASPs for products selling into the high volume mobile phone segment will decline around the high end of the average 15% to 20% per annum range whereas all other products are following the normal semiconductor trend.

Gross Profit

Gross profit for Q3 2007 was $115.6 million compared to $98.2 million in Q2 2007 (Q3 2006: $98.4 million). Gross margin was 48.2% of revenue, up from 45.5% in Q2 2007 (Q3 2006: 46.0%) as a result of wafer cost benefits and other product cost reductions more than offsetting the impact of ASP reductions. Gross margin for the 2007 financial year is expected to be around the same level as the 2006 financial year. CSR is confident that gross margin can be maintained in the mid 40%'s in the longer term.

Operating Expenses

Underlying operating expenses (excluding amortisation of acquired intangible assets) were $58.3 million for Q3 2007 compared to $53.4 million in Q2 2007, an increase of 9% (Q3 2006: $46.9 million). Operating expenses were $60.0 million for Q3 2007 compared to $55.1 million in Q2 2007 (Q3 2006: $47.4 million).

Underlying research and development (R&D) expenditure (excluding the amortisation of acquired intangible assets) was $36.5 million in Q3 2007 compared to $33.4 million in Q2 2007, an increase of 9% (Q3 2006: $29.4 million). R&D expenditure represented 15% of revenue compared to CSR's longer term model of around 16% to 17% of revenue.

Selling, general and administrative (SG&A) expenses were $21.8 million for Q3 2007 compared to $20.1 million in Q2 2007, an increase of 9% (Q3 2006: $17.5 million). SG&A represented 9% of revenue.

Share based payment charges, recorded under IFRS 2, were $1.4 million for Q3 2007 representing a decrease of $1.6 million when compared to Q2 2007.

Operating Profit

Underlying operating profit for Q3 2007 (excluding the amortisation of acquired intangible assets) was $57.3 million compared to $44.8 million in Q2 2007 (excluding the amortisation of acquired intangible assets) (Q3 2006: $51.5 million). Operating profit for Q3 2007 was $55.6 million compared to $43.1 million in Q2 2007 (Q3 2006: $51.0 million).

Underlying operating margin was 23.9% compared to 20.8% in Q2 2007 (Q3 2006: 24.1%). Operating margin was 23.2% in Q3 2007 compared to 20.0% in Q2 2007 (Q3 2006: 23.8%).

Earnings and Taxation

For Q3 2007, profit before taxation was $57.6 million compared to $44.0 million for Q2 2007 (Q3 2006: $52.3 million).

Included within finance costs in Q3 2007 was $0.4 million related to the unwinding of the discount applied to the contingent deferred consideration for the acquisition of NordNav Technologies AB (Q2 2007: $0.4 million).

The effective tax rate for Q3 2007 is 28.7% and reflects an expected effective corporation tax rate for the year in the region of 27.5%. The effective rate is below the current statutory rate of 30% principally due to the availability of enhanced tax relief on R&D expenditure.

The effective tax rate for 2008 is expected to be around 26.5%.

In order to manage its exposure to foreign exchange, CSR enters into US dollar forward contracts. CSR's average US dollar contract rate for 2008 is set at $1.98 (2007: $1.89). CSR covers a substantial proportion of its UK sterling denominated operating expenses with US dollar forward contracts.

Underlying diluted earnings per share for Q3 2007 (excluding amortisation of acquired intangible assets) were $0.31 per share compared to $0.25 per share for Q2 2007 (Q3 2006: $0.28).

Diluted earnings per share for Q3 2007 were $0.30 compared to $0.24 in Q2 2007 (Q3 2006: $0.28).

Balance Sheet and Cash Flow

The aggregate of cash, cash equivalents and treasury deposits was $207.0 million at 28 September 2007, compared to $185.1 million at 29 June 2007 and $167.2 million at 29 September 2006.

The Board continues to review the appropriate level of cash resources for the business, in light of its expected future investment requirements and cash generation.

Net cash inflow from operating activities was $39.8 million in Q3 2007 compared to $81.6 million in Q2 2007 and $36.8 million in Q3 2006. The decrease in net cash inflow from operating activities was due to increased investment in working capital during the quarter. Cash outflow on capital expenditure, including finance lease repayments, was $10.4 million in Q3 2007 which included the purchase of two production flex testers for consignment at ASE in Taiwan.

Closing inventory was $103.0 million at 28 September 2007 compared to $84.5 million at 29 June 2007 and $119.0 million at 29 September 2006. Inventory at the quarter end was managed to 11 weeks of historic cost of sales compared to 9 weeks at 29 June 2007.

Accounts receivable increased to $93.0 million at 28 September 2007 from $78.4 million at 29 June 2007. Days sales outstanding increased to 38 days compared to 37 days at 29 June 2007 and 42 days at 29 September 2006.

About CSR

CSR is the leading global provider of personal wireless technology and its product portfolio covers Bluetooth, eGPS, FM receivers and WiFi (IEEE802.11). CSR offers developed hardware/software solutions based around its

silicon platforms, that incorporate fully integrated radio, baseband and microcontroller elements.

CSR's customers include industry leaders such as Apple, Dell, LG, Motorola, NEC, Nokia, Panasonic, RIM, Samsung, Sharp, Sony, TomTom and Toshiba.

CSR has its headquarters and offices in Cambridge, UK, and offices in Japan, Korea, Taiwan, China, India, France, Denmark, Sweden and both Dallas and Detroit in the USA.

More information can be found at www.csr.com.

Forward looking statements

With the exception of historical information, the matters set forth in this news release are forward looking statements that involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those implied by the forward looking statements. These factors include consumer and market acceptance of the Company's products and the products that use the Company's products; decreases in the demand for the Company's products; excess inventory levels at the Company's customers; declines in average selling prices of the Company's products; cancellation of existing orders or the failure to secure new orders; the Company's failure to introduce new products and to implement new technologies on a timely basis; the Company's failure to anticipate changing customer product requirements; the Company's failure to deliver products to its customers on a timely basis; the timing of significant orders; increased expenses associated with new product introductions, masks, or process changes; the commencement of, or developments with respect to, any future litigation; the cyclicality of the semiconductor industry; and overall economic conditions, the lengthy design cycle for CSR's products, CSR's ability to secure sufficient capacity from third-parties that manufacture, assemble and test its products, the potential for any disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors, the yields that CSR's subcontractors achieve with respect to CSR's products, possible errors or failures in the hardware or software components of CSR's products, CSR's ability to successfully manage its recent expansion and growth, CSR's ability to protect its intellectual property, CSR's ability to attract and retain key personnel including engineers and technical personnel, competitive developments in CSR's markets, difficulty in predicting future results, CSR's ability to successfully and efficiently integrate any recent or future acquisitions. These forward looking statements speak only at the date of this news release and CSR undertakes no obligation to up-date the forward looking statements contained in this news release or any other forward looking statements it may make.

Consolidated income statement

	Note	Q3 2007 (unaudited) $'000	Q2 2007 (unaudited) $'000	Q3 2006 (unaudited) $'000	9 Months 2007 (unaudited) $'000	9 Months 2006 (unaudited) $'000	2006 (audited) $'000
Revenue		240,055	215,934	214,115	616,104	531,437	704,695
Cost of sales		(124,447)	(117,688)	(115,704)	(330,107)	(283,209)	(376,036)
Gross profit		115,608	98,246	98,411	285,997	248,228	328,659
Operating expenses	4	(59,983)	(55,118)	(47,426)	(183,345)	(131,071)	(179,664)
Underlying operating profit		57,315	44,818	51,501	122,570	118,703	151,056
Patent dispute settlement		-	-	-	(15,000)	-	-
Amortisation of acquired intangible assets		(1,690)	(1,690)	(516)	(4,918)	(1,546)	(2,061)
Operating profit		55,625	43,128	50,985	102,652	117,157	148,995

Investment income	2,314	1,836	1,728	5,583	4,342	6,106
Finance costs	(330)	(926)	(447)	(1,942)	(223)	(704)
Underlying profit before tax	59,299	45,728	52,782	126,211	122,822	156,458
Patent dispute settlement	-	-	-	(15,000)	-	-
Amortisation of acquired intangible assets	(1,690)	(1,690)	(516)	(4,918)	(1,546)	(2,061)
Profit before tax	57,609	44,038	52,266	106,293	121,276	154,397

Consolidated income statement (continued)

	Q3 2007 (unaudited) $'000	Q2 2007 (unaudited) $'000	Q3 2006 (unaudited) $'000	9 Months 2007 (unaudited) $'000	9 Months 2006 (unaudited) $'000	2006 (audited) $'000
Tax on underlying profit	(17,046)	(11,878)	(14,838)	(35,207)	(34,485)	(43,818)
Tax on patent dispute settlement	-	-	-	4,500	-	-
Tax on amortisation of acquired intangible assets	507	507	153	1,475	463	618
Tax	(16,539)	(11,371)	(14,685)	(29,232)	(34,022)	(43,200)
Underlying profit for the period	42,253	33,850	37,944	91,004	88,337	112,640
Patent dispute settlement, net of tax	-	-	-	(10,500)	-	-
Amortisation of acquired intangibles, net of tax	(1,183)	(1,183)	(363)	(3,443)	(1,083)	(1,443)
Profit for the period	41,070	32,667	37,581	77,061	87,254	111,197

Earnings per share

	Q3 2007 (unaudited) $	Q2 2007 (unaudited) $	Q3 2006 (unaudited) $	9 Months 2007 (unaudited) $	9 Months 2006 (unaudited) $	2006 (audited) $
Basic	0.31	0.25	0.29	0.59	0.67	0.86
Underlying diluted	0.31	0.25	0.28	0.67	0.65	0.83
Patent dispute settlement	-	-	-	(0.08)	-	-
Amortisation of intangibles	(0.01)	(0.01)	-	(0.02)	(0.01)	(0.01)

Diluted	0.30	0.24	0.28	0.57	0.64	0.82

Consolidated balance sheet

	28 September 2007 (unaudited) $'000	29 June 2007 (reviewed) $'000	29 December 2006 (audited) $'000	29 September 2006 (unaudited) $'000
Non-current assets				
Goodwill	144,486	144,486	51,952	52,697
Other intangible assets	46,650	49,099	31,686	31,962
Property, plant and equipment	53,123	49,530	45,454	39,937
Deferred tax asset	8,261	13,775	11,350	13,804
	252,520	256,890	140,442	138,400
Current assets				
Inventory	103,037	84,547	106,470	118,958
Cash flow hedges	4,613	3,403	4,522	2,416
Trade and other receivables	107,660	91,536	101,822	118,815
Treasury deposits	97,065	97,214	30,000	50,000
Cash and cash equivalents	109,917	87,905	117,494	117,237
	422,292	364,605	360,308	407,426
Total assets	674,812	621,495	500,750	545,826
Current liabilities				
Trade and other payables	136,407	119,442	64,801	135,455
Tax liabilities	19,901	13,417	19,023	21,362
Obligations under finance leases	2,588	2,915	3,384	4,531
Short-term provisions	3,287	3,983	4,100	3,594
Contingent deferred consideration	9,387	9,244	-	-
	171,570	149,001	91,308	164,942
Net current assets	250,722	215,604	269,000	242,484
Non-current liabilities				
Obligations under finance leases	1,853	2,987	3,233	2,378
Contingent deferred consideration	16,198	15,937	-	-
Deferred tax liability	8,454	9,072	-	-
	26,505	27,996	3,233	2,378
Total liabilities	198,075	176,997	94,541	167,320
Net assets	476,737	444,498	406,209	378,506
Equity				
Share capital	236	235	232	232
Share premium account	88,921	87,506	84,111	84,028

Capital redemption reserve	950	950	950	950
Treasury shares	(20,025)	(9,932)	-	-
Merger reserve	61,574	61,574	61,574	61,574
Hedging reserve	2,556	1,463	2,220	1,289
Share based payment reserve	17,459	16,108	11,003	8,604
Retained earnings	325,066	286,594	246,119	221,829
Total equity	476,737	444,498	406,209	378,506

Consolidated statement of changes in shareholders' equity

	Q3 2007 (unaudited) $'000	Q2 2007 (unaudited) $'000	Q3 2006 (unaudited) $'000	9 Months 2007 (unaudited) $'000	9 Months 2006 (unaudited) $'000	2006 (audited) $'000
At beginning of period	444,498	410,596	348,941	406,209	277,037	277,037
Profit for the period	41,070	32,667	37,581	77,061	87,254	111,197
Issue of share capital	1,416	2,090	146	4,814	2,871	2,954
Purchase of own shares	(10,093)	(9,932)	-	(20,025)	-	-
Share-based payments	1,351	2,935	2,577	6,456	5,437	7,836
Deferred tax (liability) benefit on share option gains	(3,900)	5,024	(10,756)	(3,561)	(3,484)	(5,404)
Current tax benefit on share options	1,262	2,225	254	6,447	5,921	8,188
Adjustments to deferred tax on share options from reduced UK tax rates	38	(1,039)	-	(1,001)	-	-
Gains (losses) on cash flow hedges	1,210	(65)	59	91	6,244	8,350
Net tax on cash flow hedges in equity	(467)	40	102	(143)	(1,485)	(1,886)
Transferred to income statement in respect of cash flow hedges	352	(43)	(398)	389	(1,289)	(2,063)
At end of period	476,737	444,498	378,506	476,737	378,506	406,209

Consolidated Cash Flow Statement

	Note	Q3 2007 (unaudited) $'000	Q2 2007 (unaudited) $'000	Q3 2006 (unaudited) $'000	9 Months 2007 (unaudited) $'000	9 Months 2006 (unaudited) $'000	2006 (audited) $'000
Net cash from operating activities	5	39,808	81,575	36,848	176,847	70,961	65,499
Investing activities							
Interest received		1,982	1,620	1,710	5,044	4,207	6,047

Sale (purchase) of treasury deposits	149	(75,000)	20,000	(67,065)	(25,000)	(5,000)
Purchases of property, plant and equipment	(6,683)	(4,623)	(12,384)	(18,064)	(26,416)	(35,874)
Purchases of intangible assets	(782)	(243)	(2,941)	(2,102)	(4,851)	(9,797)
Acquisition of subsidiaries	(724)	(9,166)	-	(81,946)	-	-
Net cash (used in) from investing activities	(6,058)	(87,412)	6,385	(164,133)	(52,060)	(44,624)
Financing activities						
Repayments of obligations under finance leases	(2,912)	(163)	(2,308)	(4,293)	(3,855)	(5,235)
Purchase of own shares	(10,093)	(9,932)	-	(20,025)	-	-
Proceeds on issue of shares	1,118	2,187	146	4,502	2,881	2,959
Net cash (used in) from financing activities	(11,887)	(7,908)	(2,162)	(19,816)	(974)	(2,276)
Net increase (decrease) in cash and cash equivalents	21,863	(13,745)	41,071	(7,102)	17,927	18,599
Cash and cash equivalents at beginning of period	87,905	102,026	76,546	117,494	99,386	99,386
Effect of foreign exchange rate changes	149	(376)	(380)	(475)	(76)	(491)
Cash and cash equivalents at end of period	109,917	87,905	117,237	109,917	117,237	117,494

Notes

1. Basis of preparation and accounting policies

The interim financial statements for the 13 weeks ended 28 September 2007 were approved by the directors on 6 November 2007. The financial information contained in this statement does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985.

The dates for the financial periods referred to are as follows:

Period	Duration	Dates
Q3 2007	13 weeks	30 June 2007 to 28 September 2007
Q2 2007	13 weeks	31 March 2007 to 29 June 2007
9 Months 2007	39 weeks	30 December 2006 to 28 September 2007

Q3 2006	13 weeks	1 July 2006 to 29 September 2006
9 Months 2006	39 weeks	31 December 2005 to 29 September 2006
2006	52 weeks	31 December 2005 to 29 December 2006

Statutory accounts for the 52 weeks ended 29 December 2006 are available on CSR's website at www.csr.com and have been filed with the Registrar of Companies. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under s. 237(2) or (3) Companies Act 1985.

The financial information for the quarters Q3 2007, Q2 2007 and Q3 2006, along with the nine months ended 28 September 2007 and the nine months ended 29 September 2006, is unaudited. The financial information is prepared on the basis of accounting policies as stated in the statutory accounts for the 52 weeks ended 29 December 2006. The 26 weeks ended 29 June 2007 (identified as being reviewed) was previously the subject of an unmodified independent auditor's review report.

2. Earnings per ordinary share

The calculation of earnings per share is based upon the profit for the period after taxation (see income statement) and the weighted average number of shares in issue during the period.

Period	Weighted Average Number of Shares	Diluted Weighted Average Number of Shares
Q3 2007	130,949,467	135,187,668
Q2 2007	130,859,800	135,755,035
9 Months 2007	130,748,340	135,657,956
Q3 2006	130,127,952	136,124,603
9 Months 2006	129,285,233	135,965,006
2006	129,513,071	135,832,242

The diluted weighted average number of shares differs from the weighted average number of shares due to the dilutive effect of share options and the effect of treasury shares.

3. Changes in share capital

401,294 Ordinary Shares were issued from employee option exercises in Q3 2007. Consideration was $1,416,000 at a premium of $1,415,000.

4. Operating Expenses

	Q3 2007 (unaudited) $'000	Q2 2007 (unaudited) $'000	Q3 2006 (unaudited) $'000	9 Months 2007 (unaudited) $'000	9 Months 2006 (unaudited) $'000	2006 (audited) $'000
Underlying research and development	(36,506)	(33,369)	(29,376)	(103,044)	(77,556)	(107,252)
Amortisation of acquired intangible assets	(1,690)	(1,690)	(516)	(4,918)	(1,546)	(2,061)
Research and development	(38,196)	(35,059)	(29,892)	(107,962)	(79,102)	(109,313)
Underlying selling, general and administrative	(21,787)	(20,059)	(17,534)	(60,383)	(51,969)	(70,351)
Patent dispute settlement	-	-	-	(15,000)	-	-

Selling, general and administrative	(21,787)	(20,059)	(17,534)	(75,383)	(51,969)	(70,351)
Underlying operating expenses	(58,293)	(53,428)	(46,910)	(163,427)	(129,525)	(177,603)
Patent dispute settlement	-	-	-	(15,000)	-	-
Amortisation of acquired intangible assets	(1,690)	(1,690)	(516)	(4,918)	(1,546)	(2,061)
Operating expenses	(59,983)	(55,118)	(47,426)	(183,345)	(131,071)	(179,664)

5. Reconciliation of operating profit to net cash from operating activities

	Q3 2007 (unaudited) $'000	Q2 2007 (unaudited) $'000	Q3 2006 (unaudited) $'000	9 Months 2007 (unaudited) $'000	9 Months 2006 (unaudited) $'000	2006 (audited) $'000
Operating profit	55,625	43,128	50,985	102,652	117,157	148,995
Adjustments for:						
Amortisation of intangible assets	4,391	4,182	2,379	12,540	5,763	8,481
Depreciation of property, plant and equipment	4,391	4,227	2,433	12,446	7,066	11,183
(Gain) loss on disposal of property, plant and equipment	(69)	61	24	66	24	27
Deferred tax adjustment to goodwill	-	-	-	-	-	745
Share related charge	1,351	2,935	2,577	6,456	5,437	7,836
(Decrease) increase in provisions	(696)	280	(33)	(941)	(462)	172
Operating cash flows before movements in working capital	64,993	54,813	58,365	133,219	134,985	177,439
(Increase) decrease in inventories	(18,490)	(5,877)	(20,831)	3,538	(49,286)	(36,798)
(Increase) decrease in receivables	(16,160)	289	(8,515)	(3,864)	(44,614)	(28,684)
Increase (decrease) in payables	17,794	37,687	15,272	65,772	39,040	(28,478)
Cash generated by operations	48,137	86,912	44,291	198,665	80,125	83,479
Foreign tax paid	(227)	(372)	(27)	(799)	(78)	(312)
Corporation tax paid	(7,983)	(4,858)	(7,349)	(20,704)	(8,943)	(17,461)
Interest paid	(119)	(107)	(67)	(315)	(143)	(207)
Net cash from operating activities	39,808	81,575	36,848	176,847	70,961	65,499

6. Acquisition of subsidiaries - Cambridge Positioning Systems

On 12 January 2007, the Group acquired 100% of the issued share capital of Cambridge Positioning Systems Limited for a consideration of $35.0 million.

	Book value	Fair value adjustments	Fair value
	$'000	$'000	$'000
Net assets acquired	(5,249)	(219)	(5,468)
Property, plant and equipment	345	(125)	220
Intangible assets	-	9,900	9,900
Deferred tax adjustment on fair value adjustments	-	(2,868)	(2,868)
	(4,904)	6,688	1,784
Goodwill			28,810
Total consideration			30,594
Satisfied by:			
Cash			27,318
Loan notes			2,214
Directly attributable costs			1,062
			30,594
Net cash outflow arising on acquisition			
Cash consideration			(27,318)
Working capital adjustment			(219)
Repayment of CPS loans on acquisition			(5,468)
Cash and cash equivalents acquired			256
Partial repayment of loan notes			(148)
Directly attributable costs			(1,062)
			(33,959)

7. Acquisition of subsidiary - NordNav Technologies

On 12 January 2007, the Group acquired 100% of the issued share capital of NordNav Technologies AB for a consideration of $40.0 million and contingent deferred consideration of $35.0 million.

	Book value	Fair value adjustments	Fair value
	$'000	$'000	$'000
Net assets acquired	(116)	-	(116)
Property, plant and equipment	116	-	116
Intangible assets	-	13,600	13,600
Deferred tax adjustment on intangible assets	-	(4,080)	(4,080)
	-	9,520	9,520

Goodwill	63,724
Total consideration	73,244
Satisfied by:	
Cash	40,000
Directly attributable costs	983
Contingent deferred consideration (discounted)	32,261
	73,244
Net cash outflow arising on acquisition	
Cash consideration	(40,000)
Working capital adjustments	(164)
Deferred consideration	(7,875)
Directly attributable costs	(983)
Cash and cash equivalents acquired	1,035
	(47,987)

This information is provided by RNS
The company news service from the London Stock Exchange

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News Release

CSR PLC - Holding(s) in Company

CSR plc
13 November 2007

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

The Goldman Sachs Group, Inc,
on behalf of itself and its subsidiaries,
Goldman, Sachs & Co,
Goldman Sachs Asset Management International and
Goldman Sachs Securities (Nominees), Limited

10,566,468 shares (8.00%)

This information is provided by RNS
The company news service from the London Stock Exchange

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News Release

CSR PLC - Holding(s) in Company

CSR plc
13 November 2007

CSR plc
Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

The Goldman Sachs Group, Inc,
on behalf of itself and its subsidiaries,
Goldman, Sachs & Co,
Goldman Sachs International,
Goldman Sachs Asset Management International and
Goldman Sachs Securities (Nominees), Limited

9,419,293 shares (7.13%)

This information is provided by RNS
The company news service from the London Stock Exchange

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News Release

CSR PLC - Holding(s) in Company

CSR plc

14 November 2007

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder The Goldman Sachs Group, Inc, on behalf of itself and its subsidiaries,.(Goldman, Sachs & Co, Goldman Sachs International, Goldman Sachs Asset Management International and Goldman Sachs Securities (Nominees), Limited) has advised that following the disposal of shares in the Company, they no longer have a notifiable interest in the Company's shares.

Ends

This information is provided by RNS

The company news service from the London Stock Exchange

END

HOLGUGRPGUPMGMW

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News Release

CSR plc - Grant of Options and Shares

RNS Number:8205H

CSR plc

15 November 2007

CSR plc

(the Company)

Announcement of the award of share options

and ordinary shares in the Company to

Mr Jozef van Beurden, CEO

Following the appointment of Mr Jozef van Beurden as CEO, effective 1 November 2007 and in accordance with his service agreement, the terms of which were determined prior to Mr van Beurden joining the Company, awards of shares and share options have been made on Wednesday 14 November 2007 to Mr van Beurden as set out below.

Mr van Beurden has been awarded options and shares pursuant respectively to rules of the CSR plc Share Option Plan and the CSR Share Award Plan. In each case, the vesting of his entitlements under these awards is subject to a three year retention period and the fulfilment of performance conditions. These awards are summarised in the table below.

In addition, in order to facilitate his recruitment, Mr van Beurden has also been awarded 25,000 ordinary shares in the Company. This award is subject to vesting on 14 November 2010, being the third anniversary of the date of grant, subject to the satisfaction of conditions relating to service. Upon vesting of the award, Mr van Beurden will subscribe for such shares in cash at a price per share equal to their nominal value.

Director Share Options Option Rrice Nil Cost Share Awards Share Awards

Awarded under the under the CSR Market Value

CSR plc Share Award Plan

Share Option Plan

Jozef van 186,190 #6.445 93,603 #599,995.23

Beurden

This information is provided by RNS

The company news service from the London Stock Exchange

END

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News Release

CSR PLC - Holding(s) in Company

CSR plc
20 November 2007

CSR plc
Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

The Goldman Sachs Group, Inc,
on behalf of itself and its subsidiaries,
Goldman, Sachs & Co,
Goldman Sachs International,
Goldman Sachs Asset Management International and
Goldman Sachs Securities (Nominees), Limited

7,466,399 shares (5.66%)

This information is provided by RNS
The company news service from the London Stock Exchange

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News Release

CSR PLC - Holding(s) in Company

CSR plc
21 November 2007

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules.

The registered shareholder The Goldman Sachs Group, Inc, on behalf of itself and its subsidiaries, (Goldman, Sachs & Co, Goldman Sachs International, Goldman Sachs Asset Management International and Goldman Sachs Securities (Nominees), Limited) has advised that following both the disposal of shares in the Company, and reliance on exemption DTR 5.1.5 (1) they no longer have a notifiable interest in the Company's shares.

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News Release

CSR plc - Holding(s) in Company

RNS Number:8594I
CSR plc
30 November 2007

CSR plc
Shareholder Notification

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

Deutsche Bank AG and its subsidiaries,
Abbey Life Assurance Company Limited
Deutsche Asset Management Investment GmbH
DWS Investment GmbH
DWS Investment S.A., Luxembourg
Tilney Investment Management

7,277,272 ordinary shares (5.51%)

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END

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News Release

CSR plc - Total Voting Rights

Henderson Group plc
03 December 2007

Update of number of securities quoted on ASX,

Voting Rights and Capital

3 December 2007

The attached form provides an update to the number of CDIs quoted on the ASX and the net transfers from the CDI register during November 2007.

In conformity with Rule 5.6.1 of the UK Disclosure and Transparency Rules we would also like to notify the market of the following:

At 30 November 2007, Henderson Group plc's capital consisted of 724,504,573 shares with voting rights. Henderson Group plc holds nil shares in Treasury.

The above figure, 724,504,573, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Henderson Group plc under the FSA's Disclosure and Transparency Rules.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity
Henderson Group plc

ABN
30 106 988 836

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests (CDIs).
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	447,576,715 At 31 October 2007 (7,956,821) Net transfers 439,619,894 At 30 November 2007
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	CDIs over fully paid ordinary shares quoted on the London Stock Exchange (LSE)
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly	Net transfers of securities between CDIs and ordinary shares listed on LSE

identify those assets)

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various dates during November 2007	
		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	439,619,894	CDIs
		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	724,504,573	Fully paid ordinary shares quoted on the LSE
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing securities	

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements in full through a broker?

31 How do +security holders sell part of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(tick one)

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

	Number	+Class
42 Number and +class of all +securities quoted on ASX (including the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:
.... Date: 3 December 2007..........

(Deputy Company Secretary)

Print name: Wendy King

== == == == ==

This information is provided by RNS
The company news service from the London Stock Exchange

News Release

CSR plc - Director/PDMR Shareholding

RNS Number:1496J

CSR plc

04 December 2007

CSR plc

(the Company)

Directors Dealing

Announcement of the purchase of ordinary shares in the Company

The Company announces that Mr. Paul Goodridge, Finance Director, on Tuesday 4 December 2007 acquired on the open market 3,361 ordinary shares in the Company at a price of #5.95 per share. Following the purchase, Mr Goodridge holds a total of 23,374 ordinary shares in the Company.

Ends

This information is provided by RNS

The company news service from the London Stock Exchange

END

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News Release

CSR plc - Holding(s) in Company

RNS Number:2109J

CSR plc

05 December 2007

CSR plc

Shareholder Notification

CSR plc ('the Company') has received a notification from a registered

shareholder pursuant to the FSA's Disclosure and Transparency Rules. The

registered shareholder has advised that the shares held by them in the Company

in which they have voting rights are as follows:

Capital Group International, Inc. including its subsidiaries

Capital Guardian Trust Company, Capital International Ltd,

Capital International S.A. and Capital International, Inc

5,188,093 ordinary shares (3.93%)

being a holding under the discretionary investment management of one of more of

the investment management companies named above.

Ends

This information is provided by RNS

The company news service from the London Stock Exchange

END

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News Release

CSR plc - Holding(s) in Company

CSR plc
10 December 2007

CSR plc
Shareholder Notification

CSR plc ('the Company') has received a notification from Deutsche Bank AG acting on behalf of itself and its subsidiaries, pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that following the disposal of shares in the Company their holding has fallen below 3% of the Company's issued share capital.

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

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News Release

CSR plc - Appointment Announcement

RNS Number:8828J

CSR plc

13 December 2007

CSR plc

13 December 2007

CSR plc

Board appointment

CSR announces that Chris Ladas, Senior Vice President Operations, will join the Board of CSR on 1 January 2008.

Chris Ladas has led CSR's world class manufacturing and testing operations since May 2000. He has been instrumental in establishing CSR's supply chain partnership with TSMC, the world leader in wafer foundry operations and ASE, the largest assembly and test subcontractor in the industry. Prior to joining CSR, he served as the Vice President of Operations at Micro Linear Corporation and spent over 6 years as Managing Director of National Semiconductor's European Operations in Greenock, Scotland. Chris also held key R&D management positions at Fairchild, Harris, Sperry Corporation and Motorola.

Joep van Beurden, CEO of CSR, said:

'I am delighted to welcome Chris to the Board of CSR. He has been instrumental in building our world class manufacturing and testing capabilities and he has helped build important strategic relationships with our key fabrication and test partners. Chris has worked in the semiconductor industry for nearly 40 years; he will be a valuable addition to the Board'.

Ends

Enquiries:

Andrew Farmer

IR Director, CSR

+44 1223 692 000

Tom Buchanan/ Chris Blundell

Brunswick

+44 207 404 5959

About CSR

CSR is the leading global provider of personal wireless technology and its product portfolio covers Bluetooth, GPS, FM receivers and WiFi (IEEE802.11). CSR offers developed hardware/software solutions, based around its silicon platforms, that incorporate fully integrated radio, baseband and microcontroller elements.

CSR's customers include industry leaders such as Apple, Dell, LG, Motorola, NEC, Nokia, Panasonic, RIM, Samsung, Sharp, Sony, TomTom and Toshiba.

CSR has its headquarters and offices in Cambridge, UK, and offices in Japan, Korea, Taiwan, China, India, France, Denmark, Sweden and both Dallas and Detroit in the USA.

More information can be found at www.csr.com

END

MSCUOVVRBARUAAA

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News Release

Director/PDMR Shareholding

CSR plc
19 December 2007

CSR plc
(the Company)

Directors Dealing

Announcement of the purchase of ordinary shares in the Company

The Company announces that Mr.Ron Mackintosh, Chairman, on Tuesday 18 December 2007 acquired 55,000 ordinary shares in the Company at Â£5.99 per share. Following the purchase, Mr. Mackintosh's shareholding in the Company has increased to 75,000 ordinary shares.

This information is provided by RNS
The company news service from the London Stock Exchange

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News Release

CSR plc - Director/PDMR Shareholding

RNS Number:2901K

CSR plc

19 December 2007

CSR plc

(the Company)

Directors Dealing

Announcement of the purchase of ordinary shares in the Company

The Company announces that Mr.Ron Mackintosh, Chairman, on Tuesday 18 December

2007 acquired 55,000 ordinary shares in the Company at #5.99 per share.

Following the purchase, Mr. Mackintosh's shareholding in the Company has

increased to 75,000 ordinary shares.

This information is provided by RNS

The company news service from the London Stock Exchange

END

RDSFFSFDUSWSEFE

BLUEPRINT 2000

82-34982

288b

Terminating appointment as director or secretary

RECEIVED 2008 -4 A 1:35 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please complete in typescript, or in bold black capitals

CHFP010

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 4187346

Company Name in full CSR plc

	Day	Month	Year
Date of termination of appointment	0 1	1 1	2 0 0 7

as director [X] as secretary [ ]

Please mark the appropriate box If terminating appointment as a director and secretary mark both boxes

NAME * Style / Title — * Honours etc

Please insert details as previously notified to Companies House

Forename(s) John

Surname Scarisbrick

	Day	Month	Year
† Date of Birth	2 4	1 1	1 9 5 2

A serving director, secretary etc must sign the form below

Signed [signature] **Date** 2 - 11 - 2007

* Voluntary details
† Directors only
** Delete as appropriate

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Brett Gladden, Cambridge Science Park., Unit 400
Milton Road, Cambridge, Cambridgeshire, CB4 0WH,
United Kingdom Tel
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

SATURDAY 03/11/2007 110 COMPANIES HOUSE

Companies House

— for the record —

82-34982

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHWP000

Company Number 4187346

Company Name in full CSR plc

	Day	Month	Year		Day	Month	Year
Date of appointment	0 1	1 1	2 0 0 7	†Date of Birth	2 1	0 4	1 9 6 0

Appointment form

Notes on completion appear on reverse

Appointment as director ✓ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes*

NAME *Style / Title: Mr *Honours etc:

Forename(s): Jozef

Surname: van Beurden

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† Usual residential address: Chemin du Grand Plantier

Post town: Sussargues Postcode: 341 60

County / Region: Languedoc-Roussillon Country: France

†Nationality: Dutch †Business occupation: Chief Executive Officer

†Other directorships (additional space overleaf):

I consent to act as** director / ~~secretary~~ of the above named company

Consent signature [signature] Date 1/11/07

A director, secretary etc must sign the form below.

Signed [signature] Date 02/11/07

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details
† Directors only
**Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

Brett Gladden, Cambridge Science Park, Unit 400, Milton Road,

Cambridge, Cambridgeshire, CB4 0WH

United Kingdom Tel 01223 692168

DX number DX exchange

C

This

For

SATURDAY

hen you have completed and signed the form please send it to the
gistrar of Companies at
mpanies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
companies registered in England and Wales or
mpanies House, 37 Castle Terrace, Edinburgh, EH1 2EB
r companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Company Number

† Directors only

†Other directorships

NOTES

Show the full forenames, NOT INITIALS If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line

Give previous forenames or surname(s) except
- for a married woman, the name by which she was known before marriage need not be given
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it

Other directorships

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 04187346

Company name in full CSR plc

1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	23	10	2007	23	10	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	10,025		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each Share *(including any share premium)*	188 00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mr Walid Michael Abou-Haidar	Class of shares allotted	Number allotted
Address	1228 Chamberlain Court, Campbell, California 95008, USA	Ordinary	5,013
Postcode			
Name	Mr Kaoru Nakajima	Class of shares allotted	Number allotted
Address	1003, 6-1-11 Honcho, Nakano-Ku, Tokyo, 164-0012 Japan	Ordinary	3,007
Postcode			
Name	Mr Christopher Pratt	Class of shares allotted	Number allotted
Address	Apt H, 2217 Clark Street, Dallas, Texas 75204, USA	Ordinary	2,005
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**10,025**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A Tocey Date 23 October 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query

CSR plc (Mr Brett Gladden)
Unit 400 Cambridge Science Park
Milton Road
Cambridge
Cambridgeshire
CB4 0WH

Tel 01223 692000 Fax 01223 692001

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	23	10	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,000		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£0 503333		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

SATURDAY

COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

:ompanies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
:or companies registered in England and Wales

:ompanies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway, Worthing, West Sussex	Ordinary	6,000
UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	6,000
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A TOCKY Date 14 NOVEMBER 2007

A ~~director / secretary / administrator~~ / administrative receiver / ~~receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E2323/OPD Tel 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

2008 JUN -4 A 1:35

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	25	10	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,400		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£1 025000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

SATURDAY

474

COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 1,400
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,400

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A TODD Date 1 NOVEMBER 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager~~ / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E2532/OPD Tel 01903 833570
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 04187346

Company name in full CSR plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From Day	From Month	From Year	To Day	To Month	To Year
	01	11	2007	01	11	2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,002	40,324	
Nominal value of each share	0 1p	0 1p	
Amount (if any) paid or due on each Share *(including any share premium)*	188 00p	289 40p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)*			

SATURDAY

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name Address Postcode	PLEASE SEE ATTACHED SCHEDULE	Class of shares allotted Ordinary	Number allotted 41,326
Name Address Postcode		Class of shares allotted	Number allotted
Name Address Postcode		Class of shares allotted	Number allotted
Name Address Postcode		Class of shares allotted	Number allotted
Name Address Postcode		Class of shares allotted **TOTAL**	Number allotted **41,326**

Please enter the number of continuation sheet(s) (if any) attached to this form 1

Signed A TOOKY Date INOWARY 2007.

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query

CSR plc (Mr Brett Gladden)
Unit 400 Cambridge Science Park
Milton Road
Cambridge
Cambridgeshire
CB4 0WH

Tel 01223 692000 Fax 01223 692001

DX number DX exchange

Title	Forename(s)	Surname	Address				Post Code	Shares
MR	STUART	AITKEN	38B GEORGE STREET	CAMBRIDGE	CAMBRIDGESHIRE		CB4 1AJ	654
MRS	ELIZABETH	BERESFORD	42 COLLEGE FIELDS	WOODHEAD DRIVE	CAMBRIDGE	CAMBRIDGESHIRE	CB4 1YZ	1,309
MRS	JENNIFER	BROOKS	REEDINGS COTTAGE	HILLTOP LANE	SAFFRON WALDEN	ESSEX	CB11 4AS	1,309
MR	JOHN	BRUCE	11 FALCONER STREET	BISHOPS STORTFORD	HERTFORDSHIRE		CM23 4FE	2,619
MR	RICHARD	BURROWS	20 SUTTON CLOSE	MILTON	CAMBRIDGE	CAMBRIDGESHIRE	CB24 6DU	654
MR	ANDREW	DOULL	68 ARKWRIGHTS	HARLOW	ESSEX		CM20 3LU	654
DR	MICHAEL	ELLIS	BRIDGE HOUSE	THE GREEN	BEYTON	BURY ST EDMUNDS	IP30 9AJ	654
MR	ANDREW	FRAYNE	44 BISHOPS ROAD	BURY ST EDMUNDS	SUFFOLK		IP33 1TG	1,964
MR	DAVID	FROST	4 CLAY CHIMNEYS	ALBURY ROAD	FURNEUX PELHAM	BUNTINGFORD	SG9 0LP	654
MR	MATTHEW	FRY	29 SAXON CLOSE	OAKINGTON	CAMBRIDGE	CAMBRIDGESHIRE	CB4 5AZ	1,309
MR	NATHAN	GERRARD	9 HADDON WAY	ASTON	SHEFFIELD	SOUTH YORKSHIRE	S26 2EH	654
MRS	CAMILLA	HOSKINS	20 BROOKHAMPTON STREET	ICKLETON	SAFFRON WALDEN	ESSEX	CB10 1SP	654
MR	GORDON	LANGLANDS	9 THE MEDWAY	ELY	CAMBRIDGESHIRE		CB6 0WU	1,309
MISS	YU-HSIANG	LIANG	184 JHONG FONG ROAD	JHONGLI CITY	TAOYUAN COUNTY 32	TAIWAN	N/A	3,274
MISS	CLAIRE	MILLER	395 AUREOLE WALK	STUDLANDS PARK	NEWMARKET	SUFFOLK	CB8 7AZ	261
MR	PAUL	MORRIS	11 LYNDEWODE ROAD	CAMBRIDGE	CAMBRIDGESHIRE		CB1 2HL	3,274
MISS	HELEN	O'NEILL	BRIDGE HOUSE	THE GREEN	BEYTON	BURY ST EDMUNDS	IP30 9AJ	1,309
MS	GEMMA	PARIS	137 ST MATTHEW'S GARDENS	CAMBRIDGE	CAMBRIDGESHIRE		CB1 2PS	3,274
MR	NICHOLAS	SALTER	8 HIGH STREET	WEST WICKHAM	CAMBRIDGE	CAMBRIDGESHIRE	CB21 4RY	3,274
MR	BASHIR	SAOUDI	22 RADEGUND ROAD	CAMBRIDGE	CAMBRIDGESHIRE		CB1 3RL	1,309
MR	PHILIP	SIME	7 WATSON CLOSE	BURY ST EDMUNDS	SUFFOLK		IP33 2PG	1,964
MR	ARTHUR	TEMPLE	43 HIGH STREET	WILBURTON	ELY	CAMBRIDGESHIRE	CB6 3RA	3,274
MR	LANCE	WATSON	219 BURKWOOD DRIVE	ROCKWALL	TEXAS 75032	USA	N/A	1,440
MR	HOWARD	YATES	52 CHIEFTAIN WAY	CAMBRIDGE	CAMBRIDGESHIRE		CB4 2WR	3,274
MR	TORBEN	BREDKJAER	TYTTEBAERVEJ 9	STOEVRING	9530	DENMARK	N/A	1,002

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

2008 JUN -4 A 1:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	26	10	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	5,900	160	
Nominal value of each share	0 01p	0 01p	
Amount (if any) paid or due on each share *(including any share premium)*	£2 350000	£2 385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

TUESDAY

COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 6,060
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 6,060

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A TOOLEY Date 5 NOVEMBER 2007

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E2538/OPD Tel 01903 833562
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

2008 JUN -4 A

Return of Allotment of Shares

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	30	10	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	10,400	1,600	
Nominal value of each share	0 01p	0 01p	
Amount (if any) paid or due on each share *(including any share premium)*	£0 053887	£2 385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

WEDNESDAY

COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway, Worthing, West Sussex	Ordinary	12,000
UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	12,000
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A. TOCKY **Date** 6 NOVEMBER 07

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E2548/OPD Tel 01903 833570
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 04187346

Company name in full CSR plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From Day	From Month	From Year	To Day	To Month	To Year
	07	11	2007	07	11	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	18,788		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each Share *(including any share premium)*	289 40p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

THURSDAY

COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name Address Postcode	PLEASE SEE ATTACHED SCHEDULE	Class of shares allotted Ordinary	Number allotted 18,788
Name Address Postcode		Class of shares allotted	Number allotted
Name Address Postcode		Class of shares allotted	Number allotted
Name Address Postcode		Class of shares allotted	Number allotted
Name Address Postcode		Class of shares allotted **TOTAL**	Number allotted **18,788**

Please enter the number of continuation sheet(s) (if any) attached to this form 1

Signed A TODD Date 7 NOVEMBER 2007

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query

CSR plc (Mr Brett Gladden)
Unit 400 Cambridge Science Park
Milton Road
Cambridge
Cambridgeshire
CB4 0WH

Tel 01223 692000 Fax 01223 692001

DX number DX exchange

CSR plc

Title	Forename(s)	Surname	Address					Postcode	Shares Allotted
MR	DOMINIK	HUGHES	7 ACTON WAY	CAMBRIDGE	CAMBRIDGESHIRE	GB		CB4 3SD	1,309
MR	STEVEN	KEPPIE	43 BROOKFIELD WAY	LOWER CAMBOURNE	CAMBRIDGE	CAMBRIDGESHIRE		CB23 5EB	654
MS	SAMANTHA	STACEY	2 ALEXANDER CHASE	ELY	CAMBRIDGESHIRE	GB		CB6 3SW	1,309
MR	BRUCE	HARTING	915 CHALLANGER STREET	LAKEWAY	TX	78734 USA			3,274
MR	JAY	PETERSON	811 WILD GINGER ROAD	SUGAR GROVE	IL	60554-9281	USA		3,274
MRS	THERESE	COLLINS	26 BAR LANE	STAPLEFORD	CAMBRIDGE	GB		CB22 5BJ	327
MR	JAN	KRISTIANSEN	KRONEN 50	GISTRUP	9260	DENMARK			1,440
MR	ALLAN	MIKKELSEN	SJAELLANDSGRADE 80	2 TH	AALBORG	9000	DENMARK		654
MR	JAMES	KIRKWOOD	245 EMILY DRIVE	LILBURN	GA	30047 USA			1,309
MR	SIMON	KINGSTON	16 ATKINS CLOSE	CAMBRIDGE	GB			CB4 2NN	3,274
MR	SIMON	STACEY	2 ALEXANDER CHASE	ELY	CAMBRIDGESHIRE			CB6 3SW	1,964
									18,788

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFP083

Company Number 04187346

Company name in full CSR plc

1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	13	11	2007	13	11	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,052		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each Share *(including any share premium)*	289 40p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mr Jonathan Anderson	Class of shares allotted	Number allotted
Address	36 Poplar Road, Histon, Cambridge, Cambridgeshire	Ordinary	654
Postcode	CB24 9LN		
Name	Mr Noel Bainbridge	Class of shares allotted	Number allotted
Address	26 Alpha Terrace, Cambridge, Cambridgeshire	Ordinary	3,274
Postcode	CB2 9HT		
Name	Mr Nicholas Cambray	Class of shares allotted	Number allotted
Address	5 New Road, Cottenham, Cambridge, Cambridgeshire	Ordinary	1,637
Postcode	CB24 8RF		
Name	Mr Benjamin Campbell	Class of shares allotted	Number allotted
Address	Flat 3 St Georges House, 7 Cavendish Avenue, Cambridge, Cambridgeshire	Ordinary	1,964
Postcode	CB1 7UP		
Name	Mrs Vanessa Price	Class of shares allotted	Number allotted
Address	47 Priory Avenue, Swavesey, Cambridge, Cambridgeshire	Ordinary	523
Postcode	CB24 4RY		

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A TOCDU **Date** 13 NOVEMBER 2007

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query

CSR plc (Mr Brett Gladden)
Unit 400 Cambridge Science Park
Milton Road
Cambridge
Cambridgeshire
CB4 0WH

Tel 01223 692000 Fax 01223 692001

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	07	11	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,500	1,224	2,000
Nominal value of each share	0 01p	0 01p	0 01p
Amount (if any) paid or due on each share *(including any share premium)*	£0 503333	£1 010000	£2 350000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

THURSDAY

A55

COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 5,724
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 5,724

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A TOCRY Date 14 NOVEMBER 2007

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE CB4 0WH

ESP-EXEC/E2591/OPD Tel 01903 833562

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

2008 JUN -4 A

Return of Allotment of Shares

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	08	11	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	337	1,000	
Nominal value of each share	0 01p	0 01p	
Amount (if any) paid or due on each share *(including any share premium)*	£1 010000	£2 350000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

FRIDAY

A51 16/11/2007 13
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 1,337
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,337

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed ATCRU Date 15 NOVEMBER 2007

A ~~director / secretary /~~ administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E2599/OPD Tel 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFP083

Company Number 04187346

Company name in full CSR plc

1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	20	11	2007	20	11	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7,857		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each Share *(including any share premium)*	289 40p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)*	

THURSDAY

COMPANIES HOUSE

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
		Class of shares allotted	Number allotted
Name	Mr Carl Orsborn		
Address	9 Banham,s Close, Cambridge, Cambridgeshire	Ordinary	3,274
Postcode	CB4 1HX		
		Class of shares allotted	Number allotted
Name	Mr John Kelly		
Address	28 Farmadine,Saffron Walden,Essex	Ordinary	3,274
Postcode	CB11 3HP		
		Class of shares allotted	Number allotted
Name	Mr Sebastian Hiscott		
Address	17 Ramsden Square, Cambridge, Cambridgeshire	Ordinary	1,309
Postcode	CB4 2BN		
		Class of shares allotted	Number allotted
Name			
Address			
Postcode			
		Class of shares allotted	Number allotted
Name			
Address		**Total**	7,857
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A Tocock Date 21 November 2007

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query	CSR plc (Mr Brett Gladden) Unit 400 Cambridge Science Park Milton Road Cambridge Cambridgeshire CB4 0WH Tel 01223 692000 Fax 01223 692001 DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day	Month	Year	Day	Month	Year
	13	11	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	900	160	
Nominal value of each share	0 01p	0 01p	
Amount (if any) paid or due on each share *(including any share premium)*	£2 350000	£2 385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 1,060
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,060

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed ATCKM Date 21 NOVEMBER 2007

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD, CAMBRIDGE, CB4 OWH
ESP-EXEC/E2618/OPD Tel 01903 833570
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED
2009 JUN -4 A 1:35

Return of Allotment of Shares

CHFPO83

Company Number	04187346
Company name in full	CSR plc
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From Day	From Month	From Year	To Day	To Month	To Year
	27	11	2007	27	11	2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	8,380	471	
Nominal value of each share	0 1p	0 1p	
Amount (if any) paid or due on each Share *(including any share premium)*	289 40p	452 87p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)*	

THURSDAY

A38 29/11/2007 12
COMPANIES HOUSE

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
		Class of shares allotted	Number allotted
Name	Mr Christopher Ayers		
Address	The Acorns, 116A London Road, Chatteris, Cambridgeshire	Ordinary	1,649
Postcode	PE16 6SF		
		Class of shares allotted	Number allotted
Name	Mr Ross Bowie		
Address	Flat 11 Chesterton Towers,Chapel Street, Cambridge, Cambridgeshire	Ordinary	3,274
Postcode	CB4 1DZ		
		Class of shares allotted	Number allotted
Name	Mr Martin Neilsen		
Address	Dannesbrogsgade 18, 4 TH, Aalborg, Denmark	Ordinary	654
Postcode			
		Class of shares allotted	Number allotted
Name	Mrs Pamela Ormerod		
Address	8 Station Road, Harston, Cambridge, Cambridgeshire	Ordinary	3,274
Postcode	CB22 7NY		
		Class of shares allotted	Number allotted
Name			
Address		**Total**	**8,851**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A1CCRY **Date** A1CCRY

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should

Contact if there is any query

CSR plc (Mr Brett Gladden)
Unit 400 Cambridge Science Park
Milton Road
Cambridge
Cambridgeshire
CB4 0WH

Tel 01223 692000 Fax 01223 692001

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFP083

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

From Day	From Month	From Year	To Day	To Month	To Year
28	11	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,400		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£1 025000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

FRIDAY

COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 1,400
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,400

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A Pocey Date 6 December 2007

A ~~director / secretary / administrator /~~ administrative receiver / ~~receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400 CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E2664/OPD Tel 01903 833570
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

2008 JUN -4 A 1:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHFPO83

Return of Allotment of Shares

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	03	12	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	674		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£1 010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

TUESDAY
A33 11/12/2007 49
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 674
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 674

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A TOCKEY Date 10 DECEMBER 2007

A director / ~~secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSRPK, UNIT 410, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E2685/OPD Tel 01903 833570
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	04	12	2007			—

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	—
Number allotted	708	1300	
Nominal value of each share	0 1p	0 1p	
Amount (if any) paid or due on each share *(including any share premium)*	£1 0100	£2 3850	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

TUESDAY

..12/2007
COMPANIES HOUSE 64

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Edward Pain Address 1 Oakfield House, 15 Bank Street, Malvern UK Postcode WR14 2JG	Class of shares allotted Ordinary	Number allotted 2,008
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **2,008**

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A Rocky **Date** 10 DECEMBER 2007

A ~~director~~ / secretary / administrator / administrative receiver / ~~receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD
CAMBRIDGE. CB4 0WH
ESP-EXEC/LL/E19987 Tel 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED
2008 JUN -4 A 1:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

From Day	From Month	From Year	To Day	To Month	To Year
30	11	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	400		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£1 025000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

TUESDAY

COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 400
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 400

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A DICKY Date 10 DECEMBER 2007

A director / ~~secretary~~ / ~~administrator~~ / administrative receiver / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E2683/OPD Tel 01903 833562
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFP083

Company Number 04187346

Company name in full CSR plc

1 of 1

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day	Month	Year	Day	Month	Year
	11	12	2007	11	12	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,964		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each Share *(including any share premium)*	289 40p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr John Halksworth Address 12 Abrahams Close, Landbeach, Cambridge Postcode CB25 9YF	Class of shares allotted Ordinary	Number allotted 1,964
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **Total**	Number allotted **1,964**

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A Tocely Date 11 December 2007

~~A director / secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query

CSR plc (Mr Brett Gladden)
Unit 400 Cambridge Science Park
Milton Road
Cambridge
Cambridgeshire
CB4 0WH

Tel 01223 692000 Fax 01223 692001

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

2008 JUN -4 A 1:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

From Day	From Month	From Year	To Day	To Month	To Year
10	12	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	112	150	
Nominal value of each share	0 01p	0 01p	
Amount (if any) paid or due on each share *(including any share premium)*	£1 010000	£2 385000	—

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

THURSDAY

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 262
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 262

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A TOBY **Date** 18 DECEMBER 2007

A ~~director~~ / ~~secretary~~ / ~~administrator~~ / administrative receiver / ~~receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E2727/OPD Tel 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFP083

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	08	10	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	187		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£1 010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

THURSDAY

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 187
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 187

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A Tocky Date 16 October 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR Plc, Unit 400 Cambridge Science Park, Milton Road, Cambridge, CB4 0WH

ESP-EXEC/E2451/OPD Tel 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

2008 JUN -4 A 1:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFP083

Company Number 04187346

Company name in full CSR plc

1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	08	10	2007	08	10	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	25,065		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each Share *(including any share premium)*	188 00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

FRIDAY

COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Simon Chang Address 35 Gilbert Road, Cambridge, Cambridgeshire Postcode CB4 3NX	Class of shares allotted Ordinary	Number allotted 5,013
Name Mr Inhyuk Cho Address 105-1204 Lg Xi Apt, Jin An-Ri 140, Taen-Eup, Hwasung Gyunggi-Do 445-390 Korea Postcode	Class of shares allotted Ordinary	Number allotted 5,013
Name Mr Luke D'Arcy Address 29 Hemingford Road, Cambridge, Cambridgeshire Postcode CB1 3BY	Class of shares allotted Ordinary	Number allotted 5,013
Name Mrs Sadia Ekstrand Address Apt 18103, 16500 Lauder Lane, Dallas, Texas, 75248, USA Postcode	Class of shares allotted Ordinary	Number allotted 5,013
Name Dr Mark Gorthorn Rison Address 223 Coldham's Lane, Cambridge, Cambridgeshire Postcode CB1 3HY	Class of shares allotted Ordinary	Number allotted 5,013

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed ATOCKLY Date 8 OCTOBER 2007

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query

CSR plc (Mr Brett Gladden)
Unit 400 Cambridge Science Park
Milton Road
Cambridge
Cambridgeshire CB4 0WH

Tel 01223 692000 Fax 01223 692001

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	27	09	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,800		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£1 025000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

FRIDAY

COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Ordinary	4,800
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 4,800

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A Dean Date 8 October 2007

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager~~ / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSRPK UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E2415/OPD Tel 01903 833570
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED
2008 JUN -4 A 1:36

Return of Allotment of Shares

CHFP083

Company Number	04187346
Company name in full	CSR plc
	1 of 1

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From Day	From Month	From Year	To Day	To Month	To Year
	03	OCT	2007	03	OCT	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,010		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each Share *(including any share premium)*	188 00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

THURSDAY

COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr David McCall Address Apt 299, 3717 Cole Avenue, Dallas, Texas, 75204, USA Postcode	Class of shares allotted Ordinary	Number allotted 4,010
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **4,010**

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed A Rocky Date 3/10/07

A director / ~~secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should

Contact if there is any query

CSR plc (Mr Brett Gladden) Unit 400 Cambridge Science Park	
Milton Road Cambridge Cambridgeshire CB4 0WH	
Tel 01223 692000	Fax 01223 692001
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	-09	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	11,500	1,600	
Nominal value of each share	0 01p	0 01p	
Amount (if any) paid or due on each share *(including any share premium)*	£0 503333	£2 385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

SATURDAY

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 13,100
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 13,100

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A TOCKU **Date** 28 SEPTEMBER 2007

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E2386/OPD Tel 01903 833570
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

2008 JUN -4 A 1:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	01	10	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	5,950	1,236	
Nominal value of each share	0 01p	0 01p	
Amount (if any) paid or due on each share *(including any share premium)*	£0 156333	£1 010000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

FRIDAY

COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway, Worthing, West Sussex	Ordinary	7,186
UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	7,186
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A Tocky **Date** 8 October 2007

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E2425/OPD Tel 01903 833570
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	28	09	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	14,000	65,000	2,400
Nominal value of each share	0 01p	0 01p	0 01p
Amount (if any) paid or due on each share *(including any share premium)*	£1 010000	£2 000000	£2 385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

FRIDAY

COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Ordinary	23,605
Name Mr Eric Janson Address 12 Lynfield Lane, Cambridge, Cambridgeshire UK Postcode CB4 1DR	Ordinary	57,795
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	81,400

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A Dicky   Date 8 October 2007

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~   *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E2419/OPD   Tel 01903 833562
DX number   DX exchange

• PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

2008 JUN -4 A 1:3

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFP083

Company Number 04187346

Company name in full CSR plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	16	10	2007	16	10	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,020		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each Share *(including any share premium)*	188 00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)

THURSDAY

COMPANIES HOUSE

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mr Terence Dutton	Class of shares allotted	Number allotted
Address	1 Fisher Close, Duxford, Cambridge, Cambridgeshire	Ordinary	5,013
Postcode	CB22 4XU		
Name	Mr Manabu Kato	Class of shares allotted	Number allotted
Address	89 Searle Street, Cambridge, Cambridgeshire	Ordinary	3,007
Postcode	CB4 3DD		
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**8,020**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A [signature] **Date** 16 October 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query

CSR plc (Mr Brett Gladden) Unit 400 Cambridge Science Park Milton Road Cambridge Cambridgeshire CB4 0WH	
Tel 01223 692000	Fax 01223 692001
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	09	10	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,700		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£1 010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Ordinary	1,700
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	1,700

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A TODAY Date 16 OCTOBER 2007

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD, CAMBRIDGE CB4 0WH.
ESP-EXEC/E2458/OPD Tel 01903 833570
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

2008 JUN -4 A 1:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	17	10	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	24	250	
Nominal value of each share	0 01p	0 01p	
Amount (if any) paid or due on each share *(including any share premium)*	£1 010000	£2 350000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

FRIDAY

AU8 26/10/2007 98
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 274
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 274

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A Tocky **Date** 25 October 2007

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E2495/OPD Tel 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	18	10	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	625		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£1 010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 625
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 625

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A TOCKY **Date** 25 OCTOBER 07

A ~~director / secretary /~~ administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E2504/OPD Tel 01903 833562
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFP083

RECEIVED 2008 JUN -4 A OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	10	04	2008			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,272	7,500	7,400
Nominal value of each share	0 01p	0 01p	0 01p
Amount (if any) paid or due on each share *(including any share premium)*	£1 010000	£1 025000	£2 000000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

SATURDAY

A50 COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Equiniti Corporate Nominee Ltd Part ID OMKAV Address Aspect House, Spencer Road, Lancing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 18,172
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 18,172

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A TOCCU   Date 18 APRIL 2008

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~   *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1363/OPD   Tel 01903 833570
DX number   DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

Return of Allotment of Shares

2008 JUN -4 A 1:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHFP083

Company Number 04187346

Company name in full CSR plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	15	04	2008	15	04	2008

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	785		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each Share *(including any share premium)*	289 40p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

SATURDAY

COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Christopher Gent Address 16 Courtyard Way, Cottenham, Cambridge, Cambridgeshire Postcode CB24 8SF	Class of shares allotted Ordinary	Number allotted 785
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **Total**	Number allotted **785**

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A Tockey **Date** 18 April 2008

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query

CSR plc (Mr Brett Gladden) Unit 400 Cambridge Science Park	
Milton Road Cambridge Cambridgeshire CB4 0WH	
Tel 01223 692000	Fax 01223 692001
DX number	DX exchange

BULK CD ROM PGS 4801

A/R 26/3/08

Company Name
CSR PLC

RECEIVED

363s Annual Return

2008 JUN -4 A 1:35

Companies House — for the record —

82-34982

Company Type OFFICE OF INTERNATIONAL CORPORATE
Public Limited Company

Company Number
4187346
Information extracted from Companies House records on
31st March 2008

> Please check the details printed
> If any details are wrong, strike th... in the "Amended details" colum...
> Please complete in black ink an...

FRIDAY

A20 18/04/2008 COMPANIES HOUSE 205

A47 16/04/2008 COMPANIES HOUSE 18

Section 1: Company details

Ref 4187346/09/28	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column*	Unit 400 Cambridge Science Park Milton Road Cambridge Cambridgeshire CB4 0WH	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column*	Address where the Register is held The Causeway Worthing West Sussex BN99 6DA	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column* > *Please enter additional principal activity code(s) in "Amended details" column See notes for guidance for list of activity codes*	SIC Code — Description 7415 — Holding companies inc head offices	SIC CODE — Description

Company Number - 4187346

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Company Secretary must be notified on form 288a*	**Name** **Brett Nicholas GLADDEN ACIS** **Address** **4 Garden Close** **Great Barton** **Bury St Edmunds** **Suffolk** **IP31 2SY**	Name ________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ________ ________ ________ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Brett Nicholas GLADDEN ACIS ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	**Name** **Anthony Edwin Charles Glen CARLISLE** **Address** → PUT ON NEW LINE **The Bank/Eighteen And One Half** **Sekforde Street** **London** **EC1R 0HL** **Date of birth** 10/03/1947 **Nationality** British **Occupation** Director	Name ________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ________ ________ ________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ________ Occupation ________ Date of change _ _ / _ _ / _ _ _ _ Date Anthony Edwin Charles Glen CARLISLE ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column*	Name James Digby Yarlet COLLIER	Name
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985
	Address Stradishall Manor Stradishall Suffolk CB8 8YW	Address
	Date of birth 21/12/1958	UK Postcode
	Nationality British	Date of birth __ / __ / ____
Particulars of a new Director must be notified on form 288a	Occupation Chief Technical Officer	Nationality
		Occupation
		Date of change __ / __ / ____
		Date James Digby Yarlet COLLIER ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column*	Name Sergio GIACOLETTO-ROGGIO	Name
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985
	Address ~~44~~ Ch. Des Cotes, 1233 Bernex Switzerland	Address 14
	Date of birth 28/12/1949	UK Postcode
	Nationality Italian	Date of birth __ / __ / ____
Particulars of a new Director must be notified on form 288a	Occupation Executive	Nationality
		Occupation
		Date of change __ / __ / ____
		Date Sergio GIACOLETTO-ROGGIO ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	**Name** **Christopher Angelos LADAS** **Address** **4173, El Camino Real** **Unit 38** **Palo Alto** **California 94306** **U.S.A.** **Date of birth** **22/07/1945** **Nationality** **U.S. Citizen** **Occupation** **Executive Vice President**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address UK Postcode Date of birth __/__/____ Nationality Occupation Date of change __/__/____ Date Christopher Angelos LADAS ceased to be director (if applicable) __/__/____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	**Name** **Ronald William MACKINTOSH** **Address** **Redens** **Lodsworth** **Petworth** **West Sussex** **GU28 9DR** **Date of birth** **05/11/1948** **Nationality** **British** **Occupation** **Director**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address UK Postcode Date of birth __/__/____ Nationality Occupation Date of change __/__/____ Date Ronald William MACKINTOSH ceased to be director (if applicable) __/__/____

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	Name David Lambert TUCKER Address Weir Cottage / Moorhall Road (Put on new line) Harefield Uxbridge Middlesex UB9 6PB Date of birth 28/12/1939 Nationality British Occupation Chartered Accountant	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date David Lambert TUCKER ceased to be director (if applicable) / /
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	Name Jozef VAN BEURDEN Address Chemin Du Grand Plantier Sussargues Languedoc Roussillon 34160 France Date of birth 21/04/1960 Nationality Dutch Occupation Chief Executive Officer	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Jozef VAN BEURDEN ceased to be director (if applicable) / /

Issued share capital details

> *Please fill in the details of total share capital by class (eg ordinary, preference etc) that has been issued to the company's shareholders*

Class of Share: ORDINARY 0.1p
Number of shares issued: 132,443,574
Aggregate Nominal Value of issued shares: £132,443.57

Class of Share: DEFERRED ORDINARY
Number of shares issued: 7,500
Aggregate Nominal Value of issued shares: £5.025

Class of Share:
Number of shares issued: –
Aggregate Nominal Value of issued shares:

Class of Share:
Number of shares issued:
Aggregate Nominal Value of issued shares:

> *Please fill in the total number of issued shares and their total nominal value*

Number of shares issued: 132,451,074
Aggregate Nominal Value of issued shares: 132,448.60

List of past and present members *(Tick appropriate box)*

> ***Please complete the required information on the attached schedules or in another format agreed by Companies House***

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on 26/03/2007

> **REMEMBER:**
> *Changes to shareholder particulars or details of shares transferred to be **completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company

> Please copy this page if there is not enough space to enter all the company's current shareholders

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (if appropriate)	Date of registration of transfer (if appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return Also, please give the dates that their shares were transferred

> Please copy this page if there is not enough space to enter all the company's former shareholders

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Company Number - 4187346

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below

> If you want to change the made up date of this annual return, please complete 2 below

1. Declaration

☑ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below) I enclose the filing fee of £30

Signature B Gill
(Director / Secretary)

Date 14 / 04 / 2008

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below

2. Date of this return

☐ This AR is made up to ***26/3/2008***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **26th March 2009** please give the new date here

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Contact Name: B GLADDEN

Telephone number *inc code*: 01223 692168

Address: UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON RD
CAMBRIDGE

DX number *if applicable*: __ __ __ __ __ __

DX exchange: ____________

Postcode: CB4 0WH

FORM ML8 (03/07)
CDROM

A

BULK LIST OF SHAREHOLDERS OR MEMBERS FOR COMPANY NUMBER – 4187346

A BULK LIST OF SHAREHOLDERS OR MEMBERS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS ANNUAL RETURN. THE LIST WILL BE AVAILABLE TO REQUEST ON CDROM APPROXIMATELY 10 DAYS FROM 18/04/08. TO ORDER A COPY OF THE BULK LIST ON CD ROM CALL THE NUMBERS BELOW:

COMPANIES HOUSE DIRECT CUSTOMERS PLEASE PHONE 08457 573991

WEB CUSTOMERS PLEASE PHONE 0870 333 3636

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Page 1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	25	03	2008			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	82,320	34,000	4,000
Nominal value of each share	0 01p	0 01p	0 01p
Amount (if any) paid or due on each share *(including any share premium)*	£1 010000	£1 025000	£2 350000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

WEDNESDAY

COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Equiniti Corporates Nominees Limited / Part ID OMKAV Address Aspect House, Spencer Road, Lancing West Sussex UK Postcode BN99 6DA	Ordinary	120,560
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form 1

Signed A TCCM Date 8/4/08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CERPK, UNIT 4CD, CAMBRIDGE SCIENCE PARK, MILTON ROAD,
CAMBRIDGE, CB4 0WH
ESP-EXEC/E1264/OPD Tel 01903 833570
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	25	03	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	240		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£2 385000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 120,560

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A TOCKY   Date 8/4/08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400 CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1264/OPD   Tel 01903 833570
DX number   DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	03	2008			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,250	4,400	1,800
Nominal value of each share	0 01p	0 01p	0 01p
Amount (if any) paid or due on each share *(including any share premium)*	£1 010000	£2 350000	£2 385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

WEDNESDAY

COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Equiniti Corporates Nominees Limited / Part ID OMKAV	Class of shares allotted	Number allotted
Address Aspect House, Spencer Road, Lancing	Ordinary	11,450
West Sussex		
UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	11,450
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A TOCKY **Date** 8/4/08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SQUARE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1253/OPD Tel 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

RECEIVED

2008 JUN -4 A 1:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (*If shares were allotted on one date enter that date in the "from" box*)	14	03	2008			

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	1,808		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share (*including any share premium*)	0 01p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

THURSDAY

COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 1,808
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,808

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A. Tocey Date 26 March 08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

ESP PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1238/OPD Tel 01903 833582
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	12	03	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	285		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£0 001000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

THURSDAY

COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway, Worthing, West Sussex	Ordinary	285
UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	285
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A Dolby Date 26 MARCH 08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK

MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1227/OPD Tel 01903 833562

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

2008 JUN -4 A 1:37

OFFICE OF IN... CORPORA...

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	12	03	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	285		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£0 001000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

THURSDAY

COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 285
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 285

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A DCRY **Date** 26 MARCH 08

A ~~director / secretary /~~ administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1227/OPD **Tel 01903 833562**

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	11	03	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,926		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£0 01		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

THURSDAY

COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 1,926
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,926

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A Toddy Date 26 March 08

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD, CAMBRIDGE CB4 0WH
ESP-EXEC/E1225/OPD Tel 01903 833570
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFP083

Company Number	04187346
Company name in full	CSR plc
	1 of 1

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	11	03	2008	11	03	2008

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,309		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each Share *(including any share premium)*	289.40p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Son Boa Diep Address 877 Toyon Court, San Jose, CA, 95127, USA Postcode	Class of shares allotted Ordinary	Number allotted 1,309
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted Total	Number allotted 1,309

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed A Tocky Date 11 March 08

A ~~director / secretary / administrator~~ / administrative receiver / ~~receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query	CSR plc (Mr Brett Gladden) Unit 400 Cambridge Science Park Milton Road Cambridge Cambridgeshire CB4 0WH Tel 01223 692000 Fax 01223 692001 DX number DX exchange

'PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

2008 JUN -4 A 1:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFP083

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

From Day	From Month	From Year	To Day	To Month	To Year
03	03	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,000		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£0 503333		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

THURSDAY

COMPANIES HOUSE

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 4,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 4,000

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A DCRU Date 11 MARCH 08

A ~~director / secretary~~ / administrator / administrative receiver / ~~receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSRPK, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1200/OPD Tel 01903 833570
DX number DX exchange

BLUEPRINT 2000

82-34982

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 4187346

Company Name in full CSR plc

	Day	Month	Year
Date of termination of appointment	2 9	0 2	2 0 0 8

as director X as secretary [ ] *Please mark the appropriate box If terminating appointment as a director and secretary mark both boxes*

NAME * Style / Title [ ] * Honours etc [ ]

Please insert details as previously notified to Companies House

Forename(s) Paul Garnet George

Surname Goodridge

	Day	Month	Year
† Date of Birth	0 7	0 3	1 9 6 5

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 5/3/2008

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

* Voluntary details
† Directors only
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Brett Gladden, Cambridge Science Park , Unit 400
Milton Road, Cambridge, Cambridgeshire, CB4 OWH,
United Kingdom Tel
DX number DX exchange

THURSDAY

COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	04187346
Company name in full	CSR plc
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	04	03	2008
To	04	03	2008

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,274		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each Share *(including any share premium)*	289 40p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)

WEDNESDAY

AR518XR3

A18 05/03/2008 330
COMPANIES HOUSE

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Donald Guy Address 39 Downham Road,Ely Cambridgeshire Postcode CB6 1AQ	Class of shares allotted Ordinary	Number allotted 3,274
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **Total**	Number allotted **3,274**

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed A.Pocku **Date** 4/3/08

A director ~~/ secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query	CSR plc (Mr Brett Gladden) Unit 400 Cambridge Science Park Milton Road Cambridge Cambridgeshire CB4 0WH Tel 01223 692000 Fax 01223 692001 DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

RECEIVED

CHFP083

2008 JUN -4 A

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Number: 04187346

Company name in full: CSR plc

1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	05	02	2008	05	02	2008

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,309		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each Share *(including any share premium)*	289 40p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)*

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

TUESDAY

COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mrs Gail Stockenstrom Address 113A High Street, Great Abington, Cambridge Postcode CB21 6AE	Class of shares allotted Ordinary	Number allotted 1,309
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **Total**	Number allotted **1,309**

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed A Tocey Date 15 February 08

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query

CSR plc (Mr Brett Gladden) Unit 400 Cambridge Science Park	
Milton Road Cambridge Cambridgeshire CB4 0WH	
Tel 01223 692000	Fax 01223 692001
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

2008 JUN -4 A 11:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHFPO83

Return of Allotment of Shares

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	07	02	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	43,514		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£0 001000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

TUESDAY

COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 43,514
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 43,514

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A TOOEY Date 15 February 08

A director / ~~secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSRPC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1124/OPD Tel 01903 833570
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

From Day	From Month	From Year	To Day	To Month	To Year
11	01	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,300		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£2 350000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

THURSDAY

COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 2,300
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,300

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A Tocry Date 28 JANUARY 2008

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1046/OPD Tel 01903 833570
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

2008 JUN -4 A 1:37

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	09	01	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	17,256		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£0 0033335		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

SATURDAY

COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 17,256
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 17,256

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed ATOCCU **Date** 18 JANUARY 2008

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE CB4 0WH
ESP-EXEC/E1035/OPD Tel 01903 833570
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED
2008 JUN -4 A 1:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHFPO83

Return of Allotment of Shares

Company Number 4187346

Company name in full CSR PLC

1 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	09	01	2008			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	110,256	30,000	4,235
Nominal value of each share	0 1p	0 1P	0 1P
Amount (if any) paid or due on each share *(including any share premium)*	£0 0537	£0 5033	£2 00

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

SATURDAY

COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Carl Orsborn Address 9 Banham's Close, Cambridge, Cambridgeshire UK Postcode CB4 1HX	Ordinary	157,256
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	157,256

Please enter the number of continuation sheet(s) (if any) attached to this form: 1

Signed A Tocky Date 18 JANUARY 2008

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP/EXEC/DM/20507 Tel 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC
	2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From Day	From Month	From Year	To Day	To Month	To Year
	09	01	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	12,765		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each share *(including any share premium)*	£2 350		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form 0

Signed ATOCKY **Date** 18 JANUARY 2008

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP/EXEC/DM/20507 Tel 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

CHFPO83

2008 JUN -4 A 1:37

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

From Day	From Month	From Year	To Day	To Month	To Year
03	01	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	187		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£1 010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

TUESDAY

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 187
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 187

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed A Tocky **Date** 14 January 2008

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1015/OPD Tel 01903 833570
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	02	01	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,600		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£2 385000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

TUESDAY

COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 1,600
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,600

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A Terry Date 14 JANUARY 2008

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400 CAMBRIDGE SCIENCE PARK	
MILTON ROAD, CAMBRIDGE, CB4 0WH	
ESP-EXEC/E1003/OPD	Tel 01903 833562
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFP083

Company Number 04187346

Company name in full CSR plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	08	01	2008	08	01	2008

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,964		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each Share *(including any share premium)*	289 40p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Miguel Bravo-escos Address 1530 Dublin Circle, Grapevine, Texas, 76051 USA Postcode	Class of shares allotted Ordinary	Number allotted 1,964
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **Total**	Number allotted **1,964**

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A Dury Date 08 JANUARY 2008

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query

CSR plc (Mr Brett Gladden) Unit 400 Cambridge Science Park	
Milton Road Cambridge Cambridgeshire CB4 0WH	
Tel 01223 692000	Fax 01223 692001
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED
2008 JUN -4 A 1:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number	04187346
Company name in full	CSR plc
	1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	27	12	2007	27	12	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,976		
Nominal value of each share	0 1p		
Amount (if any) paid or due on each Share *(including any share premium)*	289 40p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

WEDNESDAY

COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Fabien Andrade Address 61 St Matthews Gardens, Cambridge, Cambridgeshire Postcode CB1 2PH	Class of shares allotted Ordinary	Number allotted 1,702
Name Mr Allan Eriksen Address 15th West Wing Posco Center, 892 Daichi-Dong Gangnam Gu, Seoul, Korea Postcode -	Class of shares allotted Ordinary	Number allotted 3,274
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **Total**	Number allotted **4,976**

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A Eriksen Date 08 JANUARY 2008

A ~~director / secretary /~~ administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query

CSR plc (Mr Brett Gladden)
Unit 400 Cambridge Science Park
Milton Road
Cambridge
Cambridgeshire
CB4 0WH

Tel 01223 692000 Fax 01223 692001

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

2008 JUN -4 A 1:37

OFFICE OF INTER CORPORATE F.

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	17	12	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,000		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£2 350000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

WEDNESDAY

AYQNHW75

A24 09/01/2008 345

COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 3,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 3,000

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A DCCY **Date** 08 JANUARY 2008

A director / secretary / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E2763/OPD Tel 01903 833570
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	14	12	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,009	4,900	160
Nominal value of each share	0 1p	0 1P	0 1P
Amount (if any) paid or due on each share *(including any share premium)*	£0 0100	£2 3500	£2 3850

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

WEDNESDAY

COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mr Peter Hubball & Mrs Janet Hubball Address: 1 The Pleasance, Harpenden, Herts UK Postcode: AL5 3NA	Class of shares allotted Ordinary	Number allotted 6,069
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted **TOTAL**	Number allotted **6,069**

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed [signature] **Date** 08 JANUARY 2008

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC UNIT 400, CAMBRIDGE SCIENCE PARK	
MILTON ROAD, CAMBRIDGE, CB4 0WH	
ESP-EXEC/KG/E20164	Tel 01903 833874
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

2008 JUN -4 A 1:37

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	13	12	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,000		
Nominal value of each share	0 01p		
Amount (if any) paid or due on each share *(including any share premium)*	£2 365000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

WEDNESDAY

COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 8,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 8,000

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed ATCKM Date 08 JANUARY 2008

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E2749/OPD Tel 01903 833570
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

2008 JUN -4 A 1:37

Return of Allotment of Shares

CHFP083

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

From Day	From Month	From Year	To Day	To Month	To Year
12	12	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	5,400	800	
Nominal value of each share	0 01p	0 01p	
Amount (if any) paid or due on each share *(including any share premium)*	£2 000000	£2 385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

WEDNESDAY

COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 6,200
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 6,200

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed A.DCKM Date 08 JANUARY 2008

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

CSR PK, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E2740/OPD Tel 01903 833562

DX number DX exchange

BLUEPRINT 2000

82-34982

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 4187346

Company Name in full CSR plc

Changes of particulars form

Complete in all cases Date of change of particulars — Day 04 Month 01 Year 2008

Name * Style / Title Mr * Honours etc

Forename(s) James Digby Yarlet

Surname Collier

† Date of Birth — Day 21 Month 12 Year 1958

Change of name *(enter new name)* Forename(s)

Surname

Change of usual residential address *(enter new address)* Stradishall Manor

Post town Stradishall

County / Region Suffolk Postcode CB8 8YW

Country United Kingdom

Other Change *(please specify)*

A serving ~~director~~, secretary etc must sign the form below.

* Voluntary details
† Directors only
** Delete as appropriate

Signed [signature] **Date** 7/1/2008

(**~~director~~/ secretary/ ~~administrator/ administrative receiver/ receiver manager/ receiver~~)**

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Brett Gladden, Cambridge Science Park , Unit 400
Milton Road, Cambridge, Cambridgeshire, CB4 0WH,
United Kingdom Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh

TUESDAY

COMPANIES HOUSE

Companies House
— for the record —

Please complete in typescript, or in bold black capitals

CHWP000

82-34982

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4187346

Company Name in full CSR plc

	Day	Month	Year		Day	Month	Year
Date of appointment	01	01	2008	†Date of Birth	22	07	1945

Appointment form

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes*

Notes on completion appear on reverse

NAME *Style / Title: Mr *Honours etc:

Forename(s): Christopher ANGELOS

Surname: Ladas

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: 4173, El Camino Real, Unit # 38

Post town: Palo Alto Postcode: 94306

County / Region: California Country: U S A

†Nationality: U S Citizen †Business occupation: Executive Vice President

†Other directorships (additional space overleaf):

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] Date 2.1.2008

* Voluntary details
† Directors only
**Delete as appropriate

A ~~director~~, secretary etc must sign the form below

Signed [signature] Date 2.1.2008

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

B N Gladden, Unit 400, Milton Rd, Cambridge Science Park,
Cambridge, Cambridgeshire, CB4 0WH
Tel 01223 692168
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Company Number

† Directors only

†Other directorships

NOTES

Show the full forenames, NOT INITIALS If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line

Give previous forenames or surname(s) except

- for a married woman, the name by which she was known before marriage need not be given
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it

Other directorships

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company

END